UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

_ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
   EXCHANGE ACT OF 1934

                                   OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
   ACT OF 1934 For the fiscal year ended June 30, 2002.

                                   OR

_ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934
   For the transition period from _____ to _____

                  Commission file number: 0-31166

                        Corner Bay Silver, Inc.
           (Exact name of Registrant as specified in its charter)

                             Ontario Canada
           (Jurisdiction of incorporation or organization)

       55 University Avenue, Suite 910, Toronto, Ontario M5J 2H7 CANADA
                 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
        Title of each class   Name of each exchange on which registered

             N/A   N/A

       Securities registered or to be registered pursuant to Section 12(g) of the Act.

                       Common Stock, No Par Value
                             (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as
of the close of the period covered by the annual report: 19,176,109

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section
13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter
period that the registrant was required to file such reports), and (2) has been
subject to such filing requirements for the past 90 days. X Yes   _ No
Indicate by check mark which financial statement item the registrant has elected to follow.

X Item 17   _ Item 18
                        Page 1 of xx
                 Index to Exhibits on Page 71

GLOSSARY OF TERMS

S.E.C Industry Guide	National Instrument 43-101
Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.	**Mineral Reserve**: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven (Measured) Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, share, depth, and mineral content of reserves are well established.	**Proven Mineral Reserve**: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Probable (Indicated) Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.	**Probable Mineral Reserve**: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample. Technique usually involves firing/smelting.

Argentite – a silver sulphide mineral, typically an important ore of silver.

Batholith – a very large intrusive mass of igneous rock.

Bottle Roll Leach Test – a small scale laboratory test where representative mineralized samples and solutions or solvents are placed in a bottle which is continuously agitated. The solutions are frequently measured to determine the cumulative extraction of the contained metals into solution.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chlorargyrite - a silver bearing mineral (AgC1); silver chloride.

Column Leach Test – a metallurgical test where materials are stacked inside a columnar container and subjected to a controlled flow of fluids or solvents intended to dissolve or extract minerals into solutions which are measured.

Core Samples - the cylindrical form of rock called "core" that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off grade - the lowest grade of mineralized material that qualifies as reserve in a deposit. ie: contributing material of the lowest assay that is included in a reserve estimate.

Dacite – a fine grained, acid volcanic rock containing less quartz than similar rhyolitic rocks.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Dore – a combination of silver and gold metal, typically unrefined in a bar form.

Environmental Baseline Study - a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment. These can include; water chemistry, flora and fauna.

Epithermal – low temperature hydrothermal process or product.

Exploration – work involved in searching for ore, usually by drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fracture – a break or crack in rock.

Fracture-controlled - a type of mineralization where circulating fluids deposit minerals preferentially upon fracture planes within a rock mass.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granodiorite – a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

Heap Leach – a mineral processing method involving the crushing and stacking ore on an impermeable liner upon which solutions may be sprayed that dissolves metal i.e. gold/silver, etc.; the solutions containing the metals are then collected and treated to recover the metals.

Hematite – an iron oxide mineral.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration - the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – a primary type of rock formed by the cooling of molten material.

Intrusion; Intrusive – molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

Jones splitter - a mechanical device into which sample material consisting of rock chips from drill holes is fed into a hopper. The device then statistically splits the volume of material to produce a smaller representative sample, which is then sent to a laboratory for analysis.

Merril-Crowe – a common metallurgical process facility which extracts precious metals from leach solutions via precipitation using a zinc dust.

Mesothermal – intermediate temperature hydrothermal process (200-300C) or product.

Metamorphosed rocks - rocks that are changed in character by processes of intense heat and pressure deep within the earth's crust.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this testwork.

Metavolcanic – a rock of volcanic origin that has undergone a change in its primary character.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Open Pit – a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Pyrite – an iron sulphide mineral, the most common naturally occurring sulphide mineral.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Quartz Monzonite – a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) – a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole precision bit and returns to the surface outside the drill stem carrying the drill chip samples.

Rhyolite – a fine grained, acid volcanic rock containing abundant silica.

Roof Pendant – older rocks projecting down from the roof into a batholith.

Sericite – a fine grained mica (clay-like) mineral.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Supergene effects – the effect of the water/solutions percolating down from the earth's surface (weathering); these solutions can dissolve minerals at the surface and then reconcentrate at depth.

Talus – the accumulation of fragments and coarse debris on steep slopes and at the base of cliffs as a result of the mechanical weathering of rocks.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth's surface before solidifying.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waste to Ore Strip Ratio – the amount of waste material mined for each unit of ore presented as a ratio.

Corner Bay Silver Inc.
Form 20-F Annual Report
Table of Contents

Part I

Item 1. Identity of Officers and Directors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable
Item 3. Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2002, 2001, and Fiscal 2000 June 30th was derived from the financial statements of the Company which have been audited by PricewaterhouseCoopers LLP, Independent Auditors, as indicated in their audit report which is included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in a footnote to the financial statements.

```
                          Table No. 1
                     Selected Financial Data
                 (CDN$ in 000, except per share data)

                     Year      Year      Year      Year      Year
                     Ended     Ended     Ended     Ended     Ended
                     6/30/02   6/30/01   6/30/00   6/30/99   6/30/98
Revenue               $296      $225      $114      $ 94      $112
Net Income (Loss)    ($1,208)  ($1,068)  ($1,523)  ($ 593)   ($ 536)
(Loss) per Share     ($0.07)   ($0.08)   ($0.14)   ($0.07)   ($0.07)
Dividends Per Share   $0.00     $0.00     $0.00     $0.00     $0.00
Wtg. Avg. Shares (000) 16,698  13,912    10,761    8,808     7,593

Working Capital      $5,221    $3,837     $827      $795     $1,363
Long-Term Debt          0         0         0         0         0
Shareholders' Equity $16,854   $8,560    $4,589    $3,614    $3,611
Total Assets         $17,170   $8,948    $4,877    $3,674    $3,689

US GAAP Net Loss     ($4,363)  ($2,108)  ($2,517)  ($1,034)  ($246)
US GAAP Loss per Share ($0.26) ($0.15)   ($0.23)   ($0.12)   ($0.03)
US GAAP Avg Shares   $16,698   13,912    10,761    8,808     7,593


US GAAP Equity       $9,148    $5,773    $5,422    $1,280    $1,535
US GAAP Total Assets $9,465    $4,538    $5,819    $1,341    $1,613
```

(1) Cumulative U.S. GAAP deficit since inception of the development stage has been ($15,703,838) to 6/30/02.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended June 30th, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of U.S. dollars required under that formula to buy one Canadian Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2
Canadian Dollar/U.S. Dollar

	Average	High	Low	Close
Fiscal Year Ended 6/30/02	$0.64	$0.67	$0.62	$0.66
Fiscal Year Ended 6/30/01	$0.66	$0.68	$0.63	$0.66
Fiscal Year Ended 6/30/00	$0.68	$0.69	$0.66	$0.68
Fiscal Year Ended 6/30/99	$0.67	$0.68	$0.66	$0.68
Fiscal Year Ended 6/30/98	$0.65	$0.68	$0.64	$0.66

The exchange rate was 0.66 on June 30, 2002.

Establishing and Maintaining Disclosure Controls and Procedures

Based on Management's evaluation, the Company is in full compliance
with establishing and maintaining disclosure controls and procedures
(as defined in Exchange Act Rules 13a-14 and 15d-14).

A certification for each principal executive officer and principal
financial officer as required by Section 302 of the Sarbanes-Oxley
Act of 2002 and SEC rule 33-8124 are attached as exhibits in Item
19.

Forward Looking Statements

Certain Statements presented herein constitute "forward-looking
statements" within the meaning of the Private Securities Litigation
Reform Act of 1995. Such forward-looking statements may include
conclusions of prefeasibility and feasibility studies, estimates of
future production, capital and operating costs, prices of silver and
gold and other known and unknown risks. These and other factors and
uncertainties may cause material differences from future results as
expressed or implied by these forward looking statements. These
risks, uncertainties and other factors include but are not limited
to the risks involved in the exploration, development and mining
business.

Statement of Capitalization and Indebtedness

Table No. 3
Statement of Capitalization and Indebtedness
June 30, 2002

Shareholders' Equity:
  Common Shares, no par value;
  Unlimited number of common shares authorized

19,176,109 common shares issued and outstanding	$24,314,504
Contributed Surplus	$537,005
Retained Earnings (deficit)	($7,997,973)
Net Stockholders' Equity	$16,853,536
TOTAL CAPITALIZATION	$16,853,536
Stock Options Outstanding	1,640,000
Warrants Outstanding	None
Capital Leases	None
Guaranteed Debt	None
Secured Debt	None

Risk Factors

Unsuccessful Exploration Efforts By Company Personnel Could Result In a Significant Negative Effect on the Company:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The Company Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations:

None of the Company's properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company have been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

There is No Guarantee of Clear Title to Any of the Company's Mineral Properties:

Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests.

Mineral Prices May Not Support Corporate Profit:

The mining industry is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of same. If a profitable market does not exist the Company may need to cease operations.

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on the Company:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Mexican Federal and State governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The permits which the Company may require for construction of mining facilities and conduct of mining operations must be obtainable on reasonable terms to the Company. Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in a Significantly Negative Effect on the Company

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

There is the Possibility of Significant Dilution to the Present and Prospective Shareholders:

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Company's Common Stock:

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

The Company is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in a Significantly Negative Effect on the Company:

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President Mr. Peter Mordaunt, its Vice President Mr. Steven Brunelle and its Vice President of Operations Mr. William Faust. The Company does have employment contracts in place with these three individuals and it does have key man life insurance in place on Mr. Mordaunt; however, it does not have key man life insurance on Mr. Brunelle or Mr. Faust.

The Lack of Trading Volume Associated with the Company's Stock Reduces the Liquidity of the Stock for Investors

It is Difficult for U.S. Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of the Province of Ontario, Canada. A majority of the Company's directors and officers are residents of Canada and substantially all of the Company's assets and its subsidiaries are located outside of the United States. Consequently, it may be difficult for United States investors to enforce judgments both in and outside the United States.

Foreign Operations:
The Company's foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation. The Company currently has exploration projects located in Mexico.

Item 4. Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company's executive office is located at:
55 University Avenue, Suite 910 Toronto, Ontario M5J 2H7 CANADA
Telephone: (416) 368-6240
Facsimile: (416) 368-7141
E-Mail: CornerBaySilver@on.aibn.com
Website: www.cornerbay.com

The Company's U.S. exploration office is located at:
11125 North La Canada Drive, Suite 111
Tucson/Oro Valley, Arizona 85737
Telephone: (520) 297-5516
Facsimile:
(520) 297-5511

The Company's Mexican exploration office is located at:
Minera Corner Bay S.A. de C.V
Fray Torbibio de Benavente No. 30
Colonia Los Arcos
Hermosillo, Sonora
Telephone: 011-5262-60-9340
Facsimile: 011-5262-60-9340

The contact person in Toronto is: Mr. Steve Brunelle, Vice President.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the Toronto Stock Exchange under the symbol "BAY".

The Company has an unlimited number of no par value common shares authorized. At 6/30/2002, the end of the Company's most recent fiscal year, there were 19,176,109 common shares issued and outstanding.

Corporate Background

The Company was incorporated in the province of Ontario on January 22, 1973 under the name Pan MacKenzie Petroleums Limited. On November 24, 1986 the name was changed to Seabright Explorations Inc. On April 22, 1991 the Company amalgamated with Corner Bay Explorations Ltd. and the name was changed to Corner Bay Minerals Inc. In early 2001, the name was changed to Corner Bay Silver Inc.

The Company has two wholly-owned subsidiaries and a third subsidiary wholly owned by a wholly owned subsidiary of the Company:

a. Pan Mackenzie Resources Inc., incorporated on March 27, 1980 in the state of Delaware;

b. Corner Bay Explorations Ltd., incorporated on May 2, 1979 in the Province of British Columbia. Amalgamated to become Corner Bay Resources Inc., on September 30, 1989 under the CBCA; and,

c. Minera Corner Bay S.A. de C.V., incorporated in Mexico on September 25, 1992, which is a wholly owned Mexican subsidiary of the Company's wholly owned subsidiary, Pan Mackenzie Resources Inc.

The Company's initial public offering was pursuant to a prospectus effective only in Canada under the auspices of the Toronto Stock Exchange and pursuant to a registration statement filed with the

Ontario Securities Commission, under the former name "Seabright Explorations Inc.". The common shares were called for trading on the Toronto Stock Exchange on April 1, 1987.

Business

The Company is engaged in the acquisition and exploration of mineral properties. In the course of its activities, the Company may enter into different types of agreements that are common in the mineral resource industry, such as purchase agreements, option agreements to purchase mining claims and joint venture agreements.

In the past, the Company operated numerous interests in mineral properties in Canada, principally in the Atlantic provinces and Quebec. The Board of Directors elected in 1992 to broaden the direction of the Company and management has subsequently entered into several arrangements to participate in its Canadian properties indirectly through its holding of various royalty interests.

In 1992 the Company decided to begin exploratory work in Mexico. At that time the Company established offices in the town of Hermosillo in Mexico and in Tucson, Arizona. Since 1992, the Company's personnel have explored several mineral properties in Mexico.

The Company optioned the Alamo Dorado Silver/Gold Property in September of 1997 and, after completing surface exploration work that identified a zone of silver and gold mineralization, began a series of drilling programs designed to determine the extent of mineralization.

The Company engaged an independent mining consultant AMEC to complete a Final Study at the Alamo Dorado Silver/Gold Property, which was delivered to the Company in July, subsequent to year end.

On May 21, 2002 the Company and Pan American Silver Corp. (Pan American) announced a proposed plan of arrangement whereby Pan American would acquire all of the issued and outstanding shares of the Company. On June 28, 2002, both companies announced amended terms to the proposed plan of arrangement. The amended proposal for a plan of arrangement is subject to approval of shareholders of the Company and Pan American and approval by the Ontario Superior Court of Justice and various regulatory authorities. The shareholders of the Company and Pan American approved the plan of arrangement on September 4 and 5, 2002, respectively. If remaining approvals are obtained and all material covenants are satisfied in a timely fashion the plan of arrangement would become effective in December 2002.

Under the terms of the amended plan of arrangement, each Corner Bay Silver Inc. common share would be exchanged for 0.3846 of a Pan American common share and 0.1923 of a Pan American common share purchase warrant. Each whole Pan American common share purchase warrant (the Pan American Warrant) provides the holder with the rights to purchased a Pan American common share for CAN$12 for a five-year period after the effective date of the plan of arrangement. The Pan American warrants will, subject to regulatory approval, be listed for trading on the Toronto Stock Exchange.

During Fiscal 2000, ended June 30, 2000, the Company spent $2,114,901 on its properties in Mexico. As was the case during Fiscal 1999, virtually all the expenditures consisted of exploration work on the Company's Alamo Dorado Gold and Silver Project.

During Fiscal 2001, ended June 30, 2001, the Company spent $1,417,679 on its properties in Mexico. As was the case during Fiscal 2000, virtually all the expenditures consisted of exploration work on the Company's Alamo Dorado Gold and Silver Project.

During Fiscal 2002, ended June 30, 2002 the Company spent Cdn. $3,154,395 on its property in Mexico. In addition the Company acquired equipment in the amount of Cdn. $3,842,500. As was the case in during fiscal 2001, virtually all the expenditures consisted of exploration work on the Company's Alamo Dorado Gold and Silver Project.

Feasibility

A Feasibility Study on the Company's Alamo Dorado Property was delivered to the Company in July 2002 by AMEC E&C Services Inc. ("AMEC"), an international, independent engineering consultant. Other contributors to this Report were independent consultants METCON Research, Inc. ("METCON"), Mintec, inc ("Mintec") the "Qualified Person" who calculated Canadian National Instrument-43-101 reserves and resources, Aguayo Consultoria Ambiental, environmental consultants and C.J. Grieg, consulting geologist. Earlier prefeasibility, metallurgical and resource summaries have all been superseded by the AMEC Feasibility Study.

Plan of Operations

The Company had on hand, at June 30, 2002, working capital of Cdn. $5,221,210 funds which are allocated over Fiscal 2003 to accommodate the financing of the initial development of the Alamo Dorado project which includes detailed engineering and environmental studies necessary for ongoing development.

The Company estimates general corporate working capital needs of US$1 million for the period. Additional financing will be required early in 2003 to continue the Company's planned development of the Alamo Dorado Silver/Gold Project. The Company requires US$45 million as determined in the Feasibility Study to bring the Alamo Dorado Project into production.

DESCRIPTION OF PROPERTY

Alamo Dorado Gold/Silver Property

Location, Access and Ownership

The Alamo Dorado Property is located 67 kilometers southeast of the town of Alamos, Sonora, near the border with the State of Sinaloa in northwest Mexico at latitude 26 degrees 44 minutes 44.2 seconds North and longitude 108 degrees 40 minutes 00.7 seconds West.

The Alamo Dorado Property can be accessed from the United States via toll highway 15 which is a well-maintained, four-lane, paved road that starts at the border town of Nogales Sonora. The project is 67 kilometers southeast of Alamos on a well-maintained gravel road. Major airports in the state of Sonora are located in Hermosillo in the central sector of the state, and Ciudad Obregon to the south. The airport at Ciudad Obregon is approximately 75 kilometers north of Navojoa.

Concessions in Mexico

In accordance with the Mexican constitution, the subsoil and minerals found therein are the inalienable property of the nation. All mining activity requires a concession from the federal government. A new mining law liberalizing the mining industry was enacted and became effective on September 25, 1992. Under this law, the exploration concessions will be granted for a non-extendable six-year period. Exploitation concessions have a 50-year term and are renewable for another 50-year term with a 5-year prior notice. However no concession will be granted within areas that have been incorporated into the National Mining Reserves.

The Alamo Dorado Property consists of two concessions, the Alamo Ocho concession and the Alamo Dorado concession, covering a total area of 5,369 hectares. The Alamo Ocho concession, comprising 504 hectares, was optioned by Minera Corner Bay S.A. de C.V. from Alfredo Duran Viramontes and Roberto Duran Viramontes under the terms of an agreement dated September 2, 1997,and subsequently amended, Minera has earned a 100% interest (with no residual royalties) in the concession by making a series of payments that have totalled US$750,000. The Alamo Ocho exploration concession was granted on December 13, 1993 and the Company has been granted a 50 year exploitation concession as of October, 2000. An exploration concession for the surrounding Alamo Dorado Property was granted on May 27, 1998 and expires on May 26, 2004.

Geology

The Alamo Dorado Property, as presently known, occurs within a package of felsic rocks ranging from Cretaceous (65 million years old) to Paleozoic (up to 600 million years old) in age. These metavolcanic rocks occur as roof pendants resting on an extensive, relatively younger igneous rock (approximately 62 million years old) known as the Sonoran batholith. The composition of the rocks making up this batholith ranges from granodiorite to quartz monzonite, and is devoid of precious and base metals mineralization.

Geologic mapping programs at the property suggest that the original rocks may have had a volcanic origin. The host rocks are Jurassic age felsic metavolcanic rocks, primarily rhyolites and dacites. Intrusion of the Sonoran batholith has further fractured, dislocated and faulted these altered felsic rocks; however, their apparent metamorphic (quasi-sedimentary) fabrics, which in the deposit area have a generalized strike to the north and a moderate dip (35-37 degrees) to the west, are still evident.

The surface occurrence of mineralization on the ridge crest is subject to talus cover on the eastern flank of the ridge where it outcrops. Progressive drill programs have now shown the mineralized zone extends up to several hundred meters in width. The average length of drill hole has been approximately 250 meters. The mineralized body is currently defined to be approximately 600 meters in length, with an average width of approximately 150 meters. The mineralization has been drilled to a depth of approximately 250 meters. Drilling has traced the zone of mineralization for 600 meters from drill section 400 South to 200 North along the north-south drill grid. Several drill sections were oriented northeast-southwest at the mineralized zone's northern extent to better intersect the mineralization in this area where the zone trends to the northwest.

A number of major faults have been observed in the area; however, in the central mineralized area, no major faults appear to have affected the distribution of mineralization. Furthermore, it has been observed that, in general, the areal limits of mineralization may not be structurally controlled.

The eastern edge of the deposit, however, is limited by a steep feature, which could be either a high-angle fault trending to the north-northwest, or the results of strong silicification of the rocks making up the cliffs in this sector of the deposit.

The dominant hydrothermal alteration in the felsic metavolcanic rocks, which has been enhanced by supergene effects and weathering, is argillic with an intense association of hematite. Hematite is abundant, giving the altered rocks a reddish coloring; the Cerro Colorado (Red Hill) ridge is a result of this phenomenon. Classic hydrothermal alteration is evident by the presence of quartz-sericite and silicification which is pervasive on the eastern cliffs of the Cerro Colorado ridge. The batholithic rocks are essentially unaltered and barren.

Mineralization

Alamo Dorado is an epithermal silver and gold deposit where mineralization is predominantly fracture-controlled. About 50% of the silver mineralization is in strongly fractured rhyodacites and about 30% in the rhyolites respectively.

The main silver mineral appears to be chlorargyrite which is a simple silver chloride complex derived from the oxidation of argentite occurring along with the quartz-pyrite minerals filling fractures. The advanced oxidation of the deposit has resulted in the breakdown of the argentite into chlorargyrite thus simplifying the silver mineralogy and making it more amenable to extraction using heap-leaching methods. This tendency is predominantly a function of the intensity of fracturing in the deposit. The gold mineralization occurs as free, micron-size particles liberated from the lattices of micro-crystalline pyrite by the oxidation process. The gold and silver mineralization intercepted thus far is in the metavolcanic rocks; the granodioritic batholic is essentially devoid of ore-grade mineralization.

History

Prior to the Company optioning the Alamo Ocho concession in 1997, there is no record of any modern exploration conducted on the Alamo Dorado Property nor are there any records of production, although there is evidence of a few old adits in the general area. All recorded drilling at the property has been conducted by the Company since it optioned the property.

Drill Hole Program Completions to Date and Assay Analysis

The Alamo Dorado Property has been evaluated in several separate programs using reverse-circulation drilling methods. In addition, in the fall of 1999, four large-diameter core holes were drilled for bulk metallurgical samples. The drill spacings between the drill holes has averaged between 25 and 50 meters. Assaying and metallurgical work on these samples have been completed. A total of 75 holes were drilled for a total of 20,165.8 meters.

The drill cuttings from the reverse-circulation programs were recovered at 1.524-meter intervals and each interval was weighed in order to determine the percent recovery of the drill cuttings. The percent recovery is in the 70% to 90% range, averaging 75% for all reverse-circulation drilling campaigns. Each sample interval was then passed through a Jones splitter several times to obtain 3.5 to 5 kilograms of material to be sent to commercial laboratories for assaying.

The Bondar Clegg laboratory in Vancouver, Canada, ("Bondar Clegg-Vancouver") performed the analysis for silver and other multi-element analyses. The samples were analyzed for gold at Bondar Clegg's laboratory in Hermosillo, Sonora, Mexico ("Bondar Clegg-Mexico"). Bondar Clegg used fire assaying and atomic absorption (QAQC) methods to obtain the gold results.

Replicate samples were submitted to SGS XRAL laboratories in Toronto, Canada and to I.P.L. Laboratories in Vancouver, Canada. The correlations with the original values are well within the expected values.

Quality Assurance & Quality Control of Data

AMEC concludes that Corner Bay has conducted a reasonable program to assure the quality of its sample preparation and assaying. AMEC also reports that drilling recovery appears to be adequate and to meet or exceed industry standards.

AMEC reviewed the geologic and resource models compiled by Mintec. The geologic and resource models were reviewed for completeness and adequacy standards. AMEC found that the Alamo Dorado resource model and mineral resource estimates met the industry standards required to support this feasibility study.

Summary of Mintec Work

The Company drilling programs at the Alamo Dorado Property have been focused on an approximately 600 meter long mineralized zone which trends north-south and dips shallowly to the west. Mintec has been provided with all drill hole location information and all drilling analyses. This information has been loaded by Mintec into a 3-dimensional model for establishing the dominant trends of the silver and gold mineralization based upon the statistical relationships of all silver and gold analyses.

One hundred percent of all calculated reserve tonnage has been determined from drilling results. Mintec has provided summary reports after each drill program. At May 2002, AMEC and the Company were provided with the Mintec Report which summarizes the mineral reserve and resource, and the production schedule for the Feasibility Study at the Alamo Dorado Property.

Summary of Metcon Work

The Company engaged Metcon in 1998 to conduct metallurgical test work on drill chip material representative of the mineralization at the property. Metcon completed bottle roll leach tests and two mini column leach tests concluding that the sample material was amenable to leaching. These tests were preliminary in nature and, in late 1999, the Company completed a large-diameter diamond drill program designed to extract core samples that would be representative of the mineralized zone.

Approximately 17 tonnes of drill core material was prepared by Metcon for a series of column leach tests designed to determine optimum conditions for leaching silver and gold.

AMEC has reviewed the methods and results obtained and as a result directed additional supplemental column and bottle roll testing during the course of the Feasibility Study.

AMEC also worked closely with the geological team, primarily Corner Bay and Mintec to develop a geo-metallurgical understanding of the significant features of the Alamo Dorado Project that can influence the metallurgical performance results.

The finalized leaching design criteria recommended for the leach material is:

- Nominal crush size (P_{80}) of minus _ inch crushed material

- Preconditioning with 1.0 kg cyanide and 1.12 kg CaO per tonne of leach material applied during the conveying operation to effect mixing and a more even distribution.

- Leaching with cyanide solution (1 kg cyanide per tonne) at 0.2 liters/minute/metre^2 of leaching area.

Two metallurgically significant areas or zones have been defined through a combination of variability bottle roll testing and applied geological interpretation. These Zones have been related to the metallurgical testing information to produce recovery and consumable estimates for the commercial heap leaching operations anticipated.

Based on the column testing of core sample composites for Zone 1 the average silver recovery from heap leaching is expected to be 71 percent over 3 years. This accounts for 65 percent of the recoverable silver in the mine plan scheduled as ore for the heap. The average gold recovery is 77 percent.

Based on column testing of core sample composites for Zone 2 the average silver recovery from heap leaching is expected to be lower at 51 percent over 3 years. This accounts for 35 percent of the recoverable silver in the mine plan scheduled as ore for the heap. The average gold recovery is 77 percent.

Environmental Regulation in Mexico

The Ministry of Social Development and the Ministry of Agriculture and Water Resources are mainly responsible for the protection and preservation of the environment in Mexico. A number of permits and authorizations with regard to environmental protection are required for mining and exploration-related activities. The authorization of the Ministry of Social Development is required for all major exploration activities. Some of the permits required for mining and plant operation are: water discharge permit, operating permit, water well usage permit, land use permit, explosives permit, and hazardous materials handling permit. In addition, there are regulations concerning noise, gas and dust emission, dumps, oil and fuel storage, and electrical transformers.

Environmental Permitting Requirements

Mexican environmental regulations addressing permitting and operation of mines have been subject to significant changes in the last few years. The General Law on Ecological Equilibrium and Protection of the Environment requires certain types of projects, including mining operations, to complete an Environmental Impact Statement, if the project has the potential to cause an ecological imbalance or to exceed limits and conditions in applicable environmental regulations. This is to ensure that the project impacts will be in compliance with principal environmental regulations, including these for prevention of water and air pollution, noise limits, hazardous waste use and transport.

The Company holds all necessary permits for its current activities, but must obtain, on a timely basis, permits for work planned for the future development of, and production from, the Alamo Dorado Property. There is no guarantee that such permits will be issued.

The Company has met with Mexican state and federal officials to review the process of permitting a commercial mine at the property. The steps and schedule indicated are straightforward and several precedent operations have been built in Sonora in recent years. Examples of those operations are: Campbell Resources Inc.'s "San Gertrudis Mine", Geomaque Explorations Ltd.'s "San Francisco Mine", Hecla Mining Company's "La Choya Mine" and Eldorado Gold Corporation's "La Colorado Mine".

All environmental permitting work has been conducted by Corner Bay in conjunction with Agauyo Consultoria Ambiental, the Company's environmental consultant and coordinator. AMEC has reviewed the Environmental Impact Statement (MIA), submitted in 2002 by Corner Bay to the Mexican Secretary for Environmental and Natural Resources (SEMARNAT) to identify potential major deficiencies and for appropriateness for permitting the Alamo Dorado Project. Environmental impacts culminating from the development of the mine are greatly outweighed by the overall benefits. A finding of no significant impact was recommended in the impact statement/permitting document. The Company anticipates that all permits will be in place to allow construction to begin in 2003.

Surface and Water Rights

Corner Bay has completed local land agreements with several individuals and ejidos (agricultural cooperatives in Mexico) to secure its surface land requirements in the mine site area. Corner Bay has requested water rights from the Mexican federal agency (CNA). Corner Bay received a formal response that confirmed that no new rights could be granted at the nearby Hidalgo Dam but, CNA would support the proposal and assist Corner Bay in obtaining water rights from existing users that are not using their allocated amounts. In a tradeoff study completed by AMEC it was determined that constructing a water pipeline from the Hidalgo Dam was more reliable and cost effective than producing water from onsite production wells. The Company's timetable anticipates all rights being obtained in 2002 prior to the securing of project financing and the start of construction. The Company has continued a program to actively explore for groundwater in the immediate area of the mine.

AMEC – ALAMO DORADO FEASIBILITY STUDY – JULY 2002

AMEC E&C Services, Inc. (AMEC) was contracted in May of 2001 by Corner Bay Silver, Inc. (Corner Bay) to provide a Feasibility Study for Corner Bay's Alamo Dorado Project in Sonora, Mexico. Corner Bay plans to develop the Alamo Dorado silver-gold project as an open pit-heap leach project. The planned start of detailed engineering is January 2003 with commercial production forecasted for 2004.

AMEC E&C Services, Inc., AMEC Earth & Environmental, Inc (AEE), Mineral Resources Development Incorporated (MRDI), and Terra Nova Technologies, Inc (TNT), all wholly owned subsidiaries of AMEC are collectively referred to as "AMEC" in this report. Corner Bay supplied key portions of the supporting data through their independent contractors, METCON Research, Inc. (METCON) (metallurgical testing and report of results), Mintec, Inc. (Mintec) (ore reserve modelling and report), Agauyo Consultoria Ambiental (environmental permitting information), and C.J. Grieg (property and regional geologic data).

Project Summary

The Alamo Dorado project is a new project with no existing infrastructure or equipment. The basis of this feasibility report is a combination of new and used equipment, use of a mining contractor, and owner operated crushing, leaching, processing facilities. The ore planned for mining is currently estimated to be 35.5 million tonnes averaging 68 grams per tonne (gpt) silver and 0.26 gpt gold, for a contained metal total of 77 million ounces of silver and 297 thousand ounces of gold. The life of mine waste to ore stripping ratio is currently estimated at 1.08:1.

The project design crushing rate is 4.5 million tonnes per year, or approximately 12,500 tonnes per day. At this design rate the project is expected to produce an average of 6.0 million ounces of silver and 29,000 ounces of gold per year over the eight-year project life. Silver production is higher in the first three years of production with the peak production year in year 3. The product will be a silver-gold dore, which will be shipped to a precious metal refiner for final processing and sale.

Direct total cash costs are estimated at $3.25 per ounce silver equivalent and total costs including taxes, capital, and 10% employee profit sharing amount to $4.13 per ounce silver equivalent. The life of mine waste to ore stripping ratio is currently anticipated at 1.08:1. Capital costs for the project are estimated at $45.1 million. Silver production is higher in the first three years of production with peak production in year 3. The product will be silver – gold dore, which will be shipped to a precious metal refiner for final processing and sale.

Mineral Reserve & Resource

Corner Bay's Qualified Person, Mintec, provided the project mineable reserve and resource. AMEC reviewed the assay data, geology model, resource model and the resulting reserve statement and found the work to be acceptable for use in this Feasibility Study. AMEC wrote a Quality Assurance/Quality Control Report for the Study and a review of the assay data resulted in some minor adjustment to drill intervals due to indicators of possible down-hole contamination. Mintec modeled both data sets and reported that the adjusted assay intervals reduced the silver in the model by less than 3%. The adjusted data set is the basis for the reserves in this Study and Mintec's work.

For the purposes of this Study assumptions used to calculate the reserve and resource were a silver price of $4.60 per ounce and a gold price of $300 per ounce. According to Mintec the reserve and resource are calculated and presented to meet National Instrument 43-101 Standards of Disclosure for Mineral Projects. Reserve and resource calculations are exclusive of each other and are as follows:

Alamo Dorado: Mineral Reserve & Resource - 2002

Class	Tonnes (x1000)	Contained oz Silver (x1000)	Grade Silver (gpt)	Contained oz Gold (x1000)	Grade Gold (gpt)
Reserve					
Proven	23,360		71		0.27
Probable	12,144		60		0.24
Total	35,504	77,165	67	296	0.26
Resource					
Measured & Indicated	7,296		42		0.17
Total	7,296	9,852		40	

Mining

The mine plan is based on moving approximately 12,500 ore tonnes per day over a planning period of 350 operating days per year. This equates to a target of 4.5 million tonnes per year of reserve being mined and crushed. In early periods lower grade ore is stockpiled for processing in the final years of the mine life. It is proposed that mining operations will be conducted through a mining contractor with management by Corner Bay. Corner Bay will be responsible for all technical aspects of the mining operation, including, pit surveying, ore control, short and long term planning and other technical support.

The Following is an annualized mine schedule of ore and waste:

	Ore			Waste	Total	Strip Ratio
Summary of Scheduling Results – Heap Leach Ore by Period						
Period Year	Tonnes X 1000	Silver (gpt)	Gold (gpt)	Tonnes X 1000	Tonnes X 1000	
#						
1				1784	3000	
2	5716	60.94	0.24	4215	9089	1.02:1.0
3	4500	98.44	0.28	2557	7332	0.63:1.0
4	4500	110.84	0.29	4054	9000	1.00:1.0
5	4500	62.86	0.27	6359	10859	1.41:1.0
6	4500	60.05	0.16	6453	10953	1.43:1.0
7	4500	50.78	0.19	7823	12323	1.74:1.0
8	4500	51.65	0.32	4074	8574	0.91:1.0
9	2788	34.57	0.33	967	3627	0.5:1.0
Total	**35,504**	**67.61**	**0.26**	**38,287**	**73,792**	**1.08:1.0**

Heap Leach Facility

The AMEC design for the heap leach facility consists of an integrated facility consisting of two phases with nine internal cells with a width of 85 meters spaced uniformly across the pad. The initial construction will consist of Phase 1 with a design storage capacity of 13.5 million tonnes. Phase 1 will achieve the required storage capacity stacked to approximately six lifts (36 meters in height). The ultimate design capacity of the heap leach facility is for storage of 36 million tonnes.

Crushing, Conveying, Stacking and Processing

The proposed crushing, conveying and stacking system for the Alamo Dorado Project consists of all equipment required to receive ore from the mine and place it on the heap leach pad. The system is designed to produce a crushed product size of P_{80} minus 6.4 mm (1/4 inch) and convey and stack the material on the heap leach pad in 6-meter lifts. This complete system is designed to process approximately 12,500 tonnes per day including regularly scheduled maintenance

During the course of the Feasibility Study two used equipment opportunities were identified which were evaluated by AMEC. The Briggs Plant located in California and owned by Canyon Resources Corporation, was found to provide exceptional synergy and opportunity for the Alamo Dorado project. The plant was inspected, the flow sheet modified for increased rates, and capital and operating costs were developed, all of which supported the incorporation of the Briggs Plant. Based on this work and a recommendation by AMEC, Corner Bay purchased the Briggs Plant.

The proposed process plant will recover silver and gold from leach solution to produce dore. The precious metals will be recovered from the precious metal bearing solution in a typical Merrill-Crowe zinc precipitation circuit. The precipitate will be mixed with fluxes and will be added to a furnace. At the end of the melt in the furnace, 1000 ounce dore bars will be poured. Dore will be cleaned, weighed, sampled and stored in a vault awaiting shipment to an independent outside refinery.

Capital Cost Estimate (All amounts in U.S. dollars)

The AMEC estimated cost to construct, install and commission the facilities described in this Study is $45.1 million. This amount covers the direct field costs of executing the project, plus owner's costs and indirect costs associated with design, construction and commissioning. The estimate is based on utilizing Corner Bay's existing crushing plant. The estimated project capital costs by major area are as follows:

Summary of Capital Costs

Area	Total ($000)
Mine	6,824
Site General	540
Crushing and Conveying	6,610
Heap Leach	5,594
Process Plant	3,944
Water System	1,891
Electrical System	4,927
Ancillary Facilities	1,558
Total Direct	**31,888**
Project Indirects	5,814
Owner's Indirects	2,099
Total Indirects	**7,913**
Contingency	5,309
Total	**45,110**

Operating Cost Estimates (All amounts is U.S. dollars)

Average estimated operating expenditures are $24.4 million dollars per year. Direct cash costs are estimated at $3.25 per ounce silver equivalent and on a per tonne basis is $5.68. The total cost (operating, capital, taxes and 10% employee profit sharing) is $4.13 per ounce silver equivalent produced, or $6.97 per tonne processed at a throughput rate of 4.5 million tonnes per year. Estimated operating costs do not include a contingency allowance or sustaining capital.

Summary of Direct Cash Costs (Life of Mine)

Area	Cost/oz ($/Silver Equivalent *)	Cost/tonne ($/per tonne)
Mining (ore & waste)	1.06	1.85
Crushing, Conveying & Stacking	0.65	1.13
Process and Heap Leach	1.20	2.10
General Administration and Environmental	0.19	0.34
Sub-Total-Site Operating Cost	**3.10**	**5.42**
Refining, Treatment, Transport & Insur.	0.15	0.26
Total Operating Cash Cost	**3.25**	**5.68**

*Silver Equivalent is calculated converting gold at $300 per ounce to silver at $4.60 per ounce.

Financial Overview

The Alamo Dorado Project was analyzed assuming 100 percent equity financing using a discounted cash flow approach using second quarter 2002 U.S. dollars. In addition, a 70:30 debt to equity ratio was also reviewed as an alternative for project financing. Mintec's reserve was calculated using $4.60 silver per ounce and $300 gold per ounce to produce a conservative mine plan for project financing. The base case metal prices for the project financial overview are $5 per ounce of silver and $325 per ounce of gold. Projections for annual revenues and costs are based on data developed for the mine plan, leach and process plant production, capital expenditures and operating costs. The estimated project cash flows were used to determine the pre-tax and after-tax internal rate of return (IRR) for the two cases considered.

The results of the 100% equity base case analysis yield a pre-tax IRR of 30 percent and an after-tax IRR of 17 percent. The results of the analysis with a 70:30 debt equity ratio at 5.5 % interest with debt being repaid in 4 years indicates a pre-tax IRR of 57 percent and an after-tax IRR of 33 percent. The 100% equity base case scenario has a projected payback period of approximately 2.8 years.

OTHER PROPERTIES

Moose River Gold Property, Nova Scotia

The Moose River Gold Property in north central Nova Scotia was optioned to an arms-length private company in 1996. Under the terms of a modified agreement, the optionee can earn a 100% interest by making cash payments totaling $100,000, which has been paid, and completing exploration expenditures of $750,000. The Company has recently been notified of the completion of the exploration expenditure fulfillment. Upon the transfer of title, the Company will receive a 3% Net Smelter Royalty on all gold produced on the property. This agreement provides for yearly pre-production royalty payments of $25,000.

Tetagouche Lake Base Metal Property, New Brunswick

The Company owns a 100% interest in the Tetagouche Lake Property, New Brunswick. The property consists of 87 claims located to the east of the Caribou Mine. The claims are in good standing.

Dufferin Mines Gold Property, Nova Scotia

By agreements with the Company, Dufferin Resources Inc. ("Dufferin") has earned a 100% interest in the Dufferin Mines Gold Property. The terms of the agreements provide the Company with a 3% Net Smelter Royalty to be prepaid at a minimum annual rate of $10,000 per year. Dufferin Resources Inc. is working with a mining contractor to place the property into production. The agreements provide for Dufferin Resources Inc. to indemnify the Company from any environmental or other damage as a result of activities at the Property.

Chibougamau Copper Projects, Quebec

The Company was owed two payments by MSV Resources Inc. ("MSV") under a February 1998 agreement of sale of the Company's 70% interest (SOQUEM 30% interest) in the Group One Property located near Chibougamau, Quebec. MSV has filed for creditor protection and the Company's claim totaled $825,632. The Company and SOQUEM (70:30) retain a 2% net smelter royalty for any minerals mined from the property after production of 750,000 tonnes.

On the Corner Bay Group One "Outer Block" Property, also in Chibougamau, joint venture partner SOQUEM has earned a 50% interest by completing $1 million of exploration expenditures. The Company does not intend to spend any additional funds on this property.

The remaining carrying value of the Chibougamau properties was written off in the fiscal year ended June 30, 2000.

Item 5. Operating and Financial Review and Prospects (All amounts in Canadian dollars)

Overview

The Company issued 2,016,250 Special Warrants at $0.64 per warrant on August 7, 1997. Each warrant entitled the holder to acquire, without further payment, one common share and one half of one common share purchase warrant. The gross proceeds from this offering were $1,290,400 with the net proceeds to the Company, after offering expenses, of $977,531. During Fiscal 1998, ended June 30, 1998, the Company also issued 100,000 common shares as a result of the exercise of director and employee share purchase options at a price of $0.63 per share purchase option. As a result of the funds received from the issuance of these common shares and Special Warrants, the working capital position of the Company at June 30, 1998 was $1,203,194 compared to $607,347 at June 30, 1997.

Pursuant to a private placement completed in June of 1999, the Company issued 1,090,908 units at a price of $0.55 per unit. Each unit consisted of one common share and a one half share purchase warrant. Each full warrant plus $0.75 entitled the holder to an additional share of common stock. The gross proceeds from this private placement offering were $600,000 with the net proceeds to the Company, after offering expenses, of $595,191. The working capital position of the Company at the end of Fiscal 1999, June 30, 1999, was $795,003 as compared to $1,203,194 at the end of Fiscal 1998, ended June 30, 1998.

During Fiscal 2000, the Company completed two private placement financings. The first of these was on September 21, 1999 pursuant to which the Company issued 596,540 common shares, at a price of $1.30 per share, for net proceeds of $773,976. The second was on December 20, 1999 pursuant to which the Company issued 400,000 common shares, at a price of $3.00 per share, for net proceeds of $1,198,435. During this period, warrants were exercised for cash resulting in net proceeds of $409,080 and the issuance of 545,454 common shares. Share purchase options were also exercised resulting in net proceeds to the Company of $117,900 and the issuance of 393,000 common shares.

The working capital position of the Company at the end of Fiscal 2000 (June 30, 2000) was $827,544 as compared to $795,003 at the end of Fiscal 1999 (June 30, 1999).

On December 6, 2000 the Company announced that it had entered into an underwriting agreement with respect to an offering of 3,666,667 Units at a price of $1.50 per unit for gross proceeds of $5,500,000. Each unit was comprised of one Common Share and one-half Common Share Purchase Warrant. Each whole warrant is exercisable for 12 months from closing at an exercise price of $2.25 per share. This offering was completed on December 14, 2000.

During Fiscal 2002, on February 19, 2002, the Company completed a private placement financing pursuant to which the Company issued 1,830,000 common shares, at a price of $2.50 per share, for net proceeds of $4,575,000. During this period, warrants were exercised for cash resulting a net proceeds of $275,000 and the issuance of 183,333 common shares. Share purchase options were also exercised resulting in net proceeds to the Company of $1,208,850 and the issuance of 613,000 common shares. The working capital position of the Company's as at June 30, 2002 was $5,221,210 as compared to $3,838,760 at the end of prior fiscal year.

Results of Operations

Fiscal 2002 Ended 6/30/2002 vs. Fiscal 2001

The loss for the year ended June 2002 was ($1,207,869) or ($0.07 per share) compared to a loss of ($1,067,861) or ($0.08) per share for the previous year. The loss in the current year includes the write off of property plant and equipment of $42,511, compared to $469,460 for property, plant, equipment and deferred exploration expenditures in Fiscal 2001. The Company's general and administrative expenses increased to $1,467,007 as compared with $798,073 in the previous year. The increase is attributable to addition of personnel, engaging financial consultants to assist in mine financing, costs incurred to keep shareholders informed and the Company in good standing with various regulatory authorities and costs related to the increased administration activity required as exploration and the feasibility study continue on the Alamo Dorado Property.

Revenues increased during the year to $295,844 from the previous year's $224,974. Interest income was $94,013 compared to $127,474 in the prior year. This was due to a decrease in average cash on deposit during the year. Other income, including Royalty Income on mineral properties increased to $201,831 in Fiscal 2001 from $97,500 in the previous year.

During Fiscal 2002 deferred exploration expenditures of $3,154,395 were made on the Alamo Dorado Property compared to $1,417,679 in the previous year. The increase in deferred exploration expenditures during the year ended June 30, 2002 is a result of increased exploration activity and costs of conducting a final feasibility study.

Fiscal 2001 Ended 6/30/2001 vs. Fiscal 2000

The loss for the year ended June 2001 was ($1,067,871) or ($0.08 per share) compared to a loss of ($1,523,458) or ($0.14) per share for the previous year. The loss in the current year includes the write off of mineral properties of $469,460, compared to $1,088,239 in Fiscal 2000. The Company's general and administrative expenses increased to $798,073 as compared with $521,338 in the previous year. The increase is attributable to the addition of personnel, costs associated with the Company's head office move and costs related to an equity financing during the year.

Revenues increased during the year to $224,974 from the previous year's $113,511. Interest income was $124,474 compared to $48,611 in the prior year. This was due to an increase in cash on deposit from the proceeds received from the equity financing. Other income, including rental income from shared head office premises, increased to $97,500 in Fiscal 2001 from $64,900 in the previous year.

During Fiscal 2001 expenditures of $1,417,679 were made on the Alamo Dorado Property compared to $2,114,901 in the previous year. The reduction in expenditures during the year ended June 30, 2001 is a result of reduced exploration activity during the time the Company focused on completing its equity financing.

Fiscal 2000 Ended 6/30/2000 vs. Fiscal 1999

The loss for Fiscal 2000, ended June 30th, was ($1,523,458) or ($0.14) per share compared to ($592,670) or ($0.07) per share for fiscal 1999, ended June 30th. The greater loss resulted from the write off of the balance of the carrying value of the Chibougamau properties totaling $1,088,239 ($0.10 per share) and the writedown to quoted market value of the investment in MSV Resources Inc. totaling $22,606. Interest income of $48,611 during the year ended June 30, 2000, up from $27,846 in fiscal year 1999, was due to an increase in interest rates and a higher treasury balance. General and administrative costs for Fiscal 2000 were $521,338 which is higher by $29,708 that Fiscal 1999 when general and administrative costs were $491,630.

The major expense components of general and administrative costs were salaries and related expenses, office rent, taxes and overhead, consultants and professional fees, and shareholder relations including filing fees.

During Fiscal 2000, expenditures of $2,188,516 were made on the Company's mineral properties which was higher than $707,554 of expenditures made in Fiscal 1999. These expenditures reflect increased exploration activity, principally drilling, at the Alamo Dorado Gold/Silver Property. The write down of mineral properties was $1,088,239 in Fiscal 2000 and $172,873 in Fiscal 1999.

The write-off in Mineral Properties for the year ended June 30, 2000 represented 100% of the carrying value of the Company's Chibougamau properties. The Company felt it was prudent to write this off because the party liable to the Company for a net smelter royalty filed for creditor protection with $825,632 owing to the Company that would have been used to reduce the Company's Chibougamau property carrying value.

The write-off in Mineral Properties for the year ended June 30, 1999 represented the write-off of all inactive Maritime Properties. The remaining Mineral Property value of $401,611 for the Maritimes represented the Moose River Property only, for which there is ongoing exploration work being undertaken by Moose River Resources as part of their required expenditures to earn an interest in the property.

Revenue during Fiscal 1999 and Fiscal 2000 has been modest with a steady rental income being the main source. During Fiscal 1999, rental income was $65,950 and During Fiscal 2000, rental income was $64,900. Interest income was $27,846 during Fiscal 1999 and $48,611 during Fiscal 2000.

General and administrative expenses, including amortization, has ranged from $513,593 in Fiscal 1999 to $540,589 in Fiscal 2000. The Company has financed its activities at the Alamo Dorado Gold/Silver Property primarily through private placement financings which are described above in the "Overview".

Liquidity and Capital Resources

Fiscal 2002 Ended 6/30/2002

The Company raised net proceeds of $6,058,850 during Fiscal 2002 by the issuance of 2,625,333 common shares as compared with net proceeds of $5,038,397 by the issuance of 3,866,667 common shares in the preceding year. The Company also issued 850,000 shares during Fiscal 2002 with a value of $3,442,500 for the purchase of assets under construction.

The working capital of the Company at June 30, 2002 was $5,221,210. This compares with $3,838,760 at June 30, 2001. The Company has no long term debt and has funded the ongoing exploration of the Alamo Dorado property by the sale of its common shares.

Cash used in the Twelve Months Ended 6/30/2002 Operating Activities totaled ($1,252,471) including the Net Loss of ($1,207,869). Significant adjustments included write-off of property plant and equipment in the amount of $42,511 and a gain on disposal of investment of $5,805.

Cash Used in Twelve Months Ended 6/30/2002 on Investing Activities totaled ($3,505,237), consisting of expenditures on mineral properties totaling ($3,154,395) and purchase of assets under construction of ($400,000). Cash was provided by proceeds on disposal of investments of $49,158.

Cash Provided by Twelve Months Ended 6/30/2002 Financing Activities totaled $6,058,850 consisting entirely of the issuance of common stock.

Fiscal 2001 Ended 6/30/2001

The Company raised net proceeds of $5,038,397 during Fiscal 2001 by the issuance of 3,866,667 common shares as compared with net proceeds of $2,499,391 by the issuance of 1,934,994 common shares in the preceding year.

The working capital of the Company at June 30, 2001 was $3,838,760. This compares with $827,544 at June 30, 2000. The Company has no long term debt and has funded the ongoing exploration of the Alamo Dorado property by the sale of its common shares.

Cash used in the Twelve Months Ended 6/30/2001 Operating Activities totaled ($491,045) including the Net Loss of ($1,067,871). Significant adjustments included mineral properties written off in the amount of $469,460 and amortization in the amount of $25,312.

Cash Used in Twelve Months Ended 6/30/2001 on Investing Activities totaled ($1,454,082), consisting of expenditures on mineral properties totaling ($1,460,057). Cash was provided by option receipts in the amount of $5,975.

Cash Provided by Twelve Months Ended 6/30/2001 Financing Activities totaled $5,038,397 consisting entirely of the issuance of common stock.

Fiscal 2000 Ended 6/30/2000

The working capital of the Company at the end of Fiscal 2000 (June 30th) was $827,444 as compared to $795,003 at the end of Fiscal 1999. The Company has no long term debt.

Cash Used in Twelve Months Ended 6/30/2000 Operating Activities totaled ($170,217) including the Net Loss of ($1,523,458). Significant adjustments included Mineral properties written off in the amount of $1,088,239; Amortization of $19,251; and, writedown of investments of $22,606.

Cash Used in the Twelve Months Ended 6/30/2000, on Investing Activities totaled ($2,059,023), consisting of the following items. Expenditures on mineral properties totaled ($2,185,566). Cash was provided during this period as follows: option receipts of $25,000; proceeds on the disposal of assets of $28,057; and, proceeds on disposal of investments of $73,486.

Cash Provided by Twelve Months Ended 6/30/2000 Financing Activities totaled $2,499,391 consisting entirely of the issuance of common stock.

US GAAP Reconciliation with Canadian GAAP

U.S. GAAP requires that exploration and general and administrative costs related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP. Property acquisition costs are capitalized under both Canadian and U.S. GAAP.

Under Canadian GAAP, mineral property costs are capitalized if an enterprise considers such costs have the characteristics of property, plant and equipment. An enterprise applies the method of accounting for exploration costs that it considers to be appropriate to its operations and applies the method consistently to all its properties. (C.I.C.A. Handbook Section 3061.21)

A mining enterprise that has not established mineral reserves objectively, and therefore, does not have a basis for preparing a projection of the estimated future net cash flows from the property is not precluded from considering exploration costs to have the characteristics of property plant and equipment. (C.I.C.A. Emerging Issues Committee, EIC-126)

In general, exploration and capitalized mineral property costs are expenses under Canadian GAAP when:

1. exploration activities have ceased;
2. exploration results are not promising such that exploration will not be planned for the foreseeable future;
3. lease ownership rights have expired;
4. or insufficient funding is available to complete the exploration program.

The accounting policy disclosures as required by Canadian GAAP are described in Note 1 to the financial statements.

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production. None of its properties are yet in production and consequently, the properties do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

The Company has had rental income since signing a five year office lease in 1995 with an unrelated landlord. The Company sublet office space to related and unrelated companies. Tenants are considered related if they share some common officers and/or directors. These relationships are described in Item 6. Directors, Senior Management and Employees.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 9 to the financial statements. The value of the Canadian Dollar in relationship to the U.S. Dollar was 0.66 as of 06/30/02.

The Company has financed its activities through the distribution of equity capital. The timing of such distributions was dependent on the requirements of the Company and the economic climate. The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

Item 6. Directors, Senior Management and Employees

Table No. 4 lists as of 6/30/2002 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada, except Peter Mordaunt who is a resident of the United States.

                              Table No. 4
                              Directors

Name   Age   Date First Elected/Appointed
Peter Mordaunt (1)   43   July, 1993
Steven S. Brunelle   45   February, 1996
J. Terrence Flanagan (1)   73   April, 1991
Frank J. Nolan   69   April, 1991
Donald J. Worth (1)   69   October, 2001
Michel Blouin   61   December, 2001

  (1) Member of Audit Committee.

Table No. 5 lists, as of 6/30/2002, the names of the Executive
Officers of the Company. The Executive Officers serve at the
pleasure of the Board of Directors. All Executive Officers are
citizens and residents of Canada except Peter Mordaunt who resides
in Tucson, Arizona.

                              Table No. 5
                          Executive Officers

                                                       Date of
Name   Position   Age   Appointment
Peter Mordaunt (1)   Chairman and President 43   Aug. 8, 1994
Steven S. Brunelle (2) Vice President   45   Dec. 10, 1992
William A. Faust (3)   Vice President Operations 51   Mar. 01, 2001
Edward J. Badida (4)   Vice President Finance 58   Aug. 27, 2001
Margaret Reed (5)   Assistant Secretary   70   Feb. 21, 1996

(1) He spends 100% of his time on the affairs of the Company.
(2) He spends 100% of his time on the affairs of the Company.
(3) He spends 100% of his time on the affairs of the Company.
(4) He spends 100% of his time on the affairs of the Company.
(5) She spends 10% of her time on the affairs of the Company.

Peter Mordaunt is a geologist with 20 years experience in mineral
exploration. He has held executive positions with several junior
resource companies over his career. Mr. Mordaunt was appointed
Chairman of the Company in October 2000, having previously been
President since 1994. He has been a director of the Company since
1993. Mr. Mordaunt also serves as a director of another junior
resource company. This company and his respective position is:
Boulder Mining Corp. – Director.

Steven S. Brunelle is a geologist with over 20 years experience in the mineral exploration business. Mr. Brunelle has been a director of the Company since 1996 and has been a Vice President since 1991. Mr. Brunelle serves as an officer and director of several other junior resource companies. These companies and his respective positions are: Windarra Minerals Limited – Director; Poseidon Minerals Limited – President & Director; Westward Explorations Ltd. – Director and Mishibishu Gold Corporation - Director

J. Terrence Flanagan was the founder of Corner Bay Explorations Ltd. He has been a director since 1991 and was the Company's Chairman and President prior to Mr. Mordaunt. Mr. Flanagan has been involved in the mineral exploration business throughout his 49 year career, directing the business of several public resource companies as an officer and director. He is the Chairman of Chesbar Resources Inc., a Toronto Stock Exchange listed company. Mr. Flanagan also serves as a director of several other junior resource companies. These companies are: Chesbar Resources Inc.-Director; Boulder Mining Corporation – Director.

Frank J. Nolan is the President of Petro Drilling Company Limited, a private company offering drilling services to mining companies. He has been a director of the Company since 1991.

Donald J. Worth is a Mining Engineer with 51 years experience in the mining industry. He holds the designation of professional Mining Engineering. He recently retired from the Canadian Imperial Bank of Commerce where he was a Vice President. Mr. Worth also serves as an officer and director of several other junior public companies. These companies and his respective positions are: Labrador Iron Ore Royalty Income Fund-Trustee; Cornerstore Capital Resources Inc.-Director; Royal Gold, Inc-Director; Sentry Select Capital Corp.-Director; and Tiomin Resources Inc.-Director.

Michel Blouin is a partner with the law firm of Lavery, de Billy in Montreal, Quebec. He has been practicing law since 1965, focusing on the mining sector of the securities industry. He has acted as Corner Bay's general counsel and legal advisor for the past several years. He is a director of the following public companies: Campbell Resources Inc., Melkior Resources Inc., Jilbey Enterprises Ltd. and Slam Exploration Ltd.

Edward J. Badida is a Canadian Chartered Accountant and has been involved in the mineral exploration business since 1986. Mr. Badida joined Corner Bay on August 27, 2001. Mr. Badida's experience in financial management extends over 35 years in the resource and high technology sectors and with PricewaterhouseCoopers, an international accounting firm. His expertise includes corporate finance, tax planning, treasury, and financial management as related to operating mines. Mr. Badida also serves as an officer and director of several other junior public companies. These companies and his respective positions are: Exall Resources Limited -Chief Financial Officer and Director; Verena Minerals Corporation-Treasurer and CFO; MSA Capital Corp.-Director and CFO; and Landore Resources Inc.-Director.

William A. Faust is a professional engineer with degrees in Civil and Mining Engineering. Mr. Faust has over 20 years of diverse engineering and business experience. He has specialized skills in open pit, heap leach mine planning, development and construction. Mr. Faust has been in charge of operating precious metal mines including operations in Sonora, Mexico. Mr. Faust joined the Company on March 1, 2001. Prior to joining Corner Bay, Mr. Faust served as Vice President, Mexico for Eldorado Gold Corporation, where he managed Mexican operations for three years, including the La Colorada Mine in Sonora, Mexico. He previously worked as the corporate manager of engineering for Santa Fe Pacific Gold Corporation in project evaluation and development roles after serving as Mine Manager at the Twin Creeks Mine in Nevada. Prior to that, he worked for Gold Fields Mining Company as Mine Operations Manager at the Chimmey Creek Mine in Nevada.

Margaret Reed is an executive secretary with 30 years related experience. She had been the Corporate Secretary of the Company from 1996 to 2001.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. There are no family relationships between any two or more Directors or Executive Officers.

COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during Fiscal 2002 ended 6/30/2002 was $680,213.

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

| Name and Principal Position | Fiscal Year | Annual Compensation | | | Long-Term Compensation | | | |
| | | Salary | Bonus | Other Annual Compensation | Award | | | |
					Restricted Stock Award (s)	Options/SARS Granted(#)	LTIP Payout	All Other Compensation
Peter Mordaunt Chairman of the Board & President	2002	$78,000 US	$40,000 US	-	n/a	100,000	n/a	-
	2001	$78,000 US	$40,000 US	-	n/a	Nil	n/a	-
	2000	$78,000 US		-	n/a	130,000	n/a	-
J. Terrence Flanagan Director & Former Chairman	2002	-	-		n/a	40,000	n/a	-
	2001	-	-	$8,700	n/a	Nil	n/a	-
	2000	-	-	$8,750	n/a	320,000	n/a	-
Steven S. Brunelle Vice President Director	2002	$66,000	$25,000	$45,000	n/a	100,000	n/a	-
	2001	-	-	$65,875	n/a	Nil	n/a	-
	2000	-	-	$53,000	n/a	150,000	n/a	-
R. Paul Middleton[2]	2001	-	-		n/a	Nil	n/a	-
	2000		-	$8,784	n/a	20,000	n/a	-
George A. Brown[4] Former Treasurer	2002	-	-	$61,027	n/a	60,000	n/a	-
	2001	-	-	$38,396	n/a	Nil	n/a	-
	2000	-	-	$32,089	n/a	30,000	n/a	-
Margaret Reed Corporate Secretary	2002	-	-	$2,113	n/a	Nil	n/a	-
	2001	-	-	$6,515	n/a	Nil	n/a	-
	2000	-	-	$6,886	n/a	20,000	n/a	-
Beverly Rutledge Former Assistant Secretary	2000	-	-	$5,199	n/a	Nil	n/a	-
Frank Nolan Director	2002	-	-	-	n/a	40,000	n/a	-
	2001	-	-	-	n/a	Nil	n/a	-
	2000	-	-	-	n/a	40,000	n/a	-
Donald Worth Director	2002	-	-	-	n/a	40,000	n/a	-
Michel Blouin Director	2002	-	-	-	n/a	50,000	n/a	-
Don Sheldon[3] Director	2001	-	-	-	n/a	Nil	n/a	-
	2000	-	-	-	n/a	40,000	n/a	-
William A. Faust Vice President Operations	2002	$121,667 US	-	-	n/a	100,000	n/a	-
	2001	$40,000 US	-	-	n/a	100,000	n/a	-
Edward J. Badida Vice President Finance	2002	$102,300	-	-	n/a	100,000	n/a	-
	2001	-	-	-			n/a	-

[2] Deceasd during Fiscal 2001
[3] Resigned from the Board of directors during Fiscal 2001
[4] Resigned as Treasurer during Fiscal 2002

On April 30, 1999, the Company entered into compensation agreements with two executive officers, Peter Mordaunt and Steven Brunelle. The agreements both provide that, if the officer's contract is terminated without cause, the Company is required to pay the said officer twice his annual remuneration. However, in the event that there is a fundamental change with respect to the Company and the officer is terminated or resigns, at any time within six months following such change, the Company shall pay the said officer three times his annual remuneration.

Also, on February 14, 2001, the Company entered into a compensation agreement with executive officer William A.Faust. The agreement provides that if the officer's contract is terminated without cause, the Company is required to pay the said officer twice his annual remuneration under specific circumstances.

Except for the stock option program discussed in ITEM #10, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has seven employees. The name, location and job title of each employee is listed below:

Name	Location	Job Title
Peter Mordaunt	Tucson, Arizona	Chairman & President
Steve Brunelle	Toronto, Ontario	Vice President
Edward J. Badida	Toronto, Ontario	Vice President Finance
Anahi Ballester	Toronto, Ontario	Secretary
William A.Faust	Hermosillo, Mexico	Vice President Operations
Hector Cordova	Hermosillo, Mexico	Project Geologist
Manuel Gayon	Hermosillo, Mexico	Project Geologist

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Registrant is not controlled by another corporation as described below.

Table No. 7 lists, as of 06/30/2002, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7
Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Peter Mordaunt (1)	1,309,490	6.3%
Common	Steven S. Brunelle (2)	668,509	3.2%
Common	J. Terrence Flanagan (3)	712,037	3.4%
Common	Frank J. Nolan (4)	105,000	0.5%
Common	Michel Blouin (5)	40,000	0.2%
Common	Margaret Reed (6)	41,100	0.2%
Common	William A.Faust (7)	60,000	0.3%
Common	Edward J. Badida (8)	100,000	0.5%
Common	Donald J. Worth	20,000	0.1%
Total Directors/Officers		**3,056,136**	**14.7%**

(1) Of these shares 580,000 represent currently exercisable share purchase options.
(2) Of these shares 350,000 represent currently exercisable share purchase options.
(3) Of these shares 400,000 represent currently exercisable share purchase options.
(4) Of these shares 80,000 represent currently exercisable share purchase options.
(5) Of these shares 40,000 represent currently exercisable share purchase options.
(6) Of these shares 30,000 represent currently exercisable share purchase options.
(7) Of these shares 60,000 represent currently exercisable share purchase options.
(8) Of these shares 100,000 represent currently exercisable share purchase options.

Based on 20,816,109 shares outstanding as of 6/30/02 and stock options held by each beneficial holder exercisable within sixty days.

Item 7. Major Shareholders and Related Party Transactions

The Company is aware of one person/company who beneficially owns 5% or more of the Registrant's voting securities. Table No. 8 lists as of 06/30/2002, persons and/or companies holding 5% or more beneficial interest in the Company's outstanding common stock.

Table No. 8
5% or Greater Shareholders

Title of Class	Name and Address of Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Peter Mordaunt, Tucson, Arizona (1)	1,309,490	6.3%

Based on 20,816,109 shares outstanding as of 06/30/2002 and stock options held by each beneficial holder exercisable within sixty days.

(1) Of these shares 580,000 represent currently exercisable share purchase options.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Certain geological, consulting and corporate services were provided to the Company and its subsidiaries by three Directors and/or Officers (Peter Mordaunt is also 5% or greater shareholder.) These Directors and/or Officers are as follows:

a. Peter Mordaunt – Mr. Mordaunt is Chairman and President of the Company. He receives an annual salary and bonus for his services as President.
b. Steven Brunelle – Mr. Brunelle is Vice President of the Company. He receives an annual salary and bonus for his services as Vice President.
c. Margaret Reed – Margaret Reed is Assistant Secretary of the Company. She is self employed and bills her services at rates consistent with those she bills her other clients.

The cost of such services for Fiscal 2002, ended June 30, 2002 was $680,213. The breakdown for individuals is listed in Table No. 6, Summary Compensation Table. Management believes that the services provided were at rates similar to those charged to non-related customers.

The Company, as prime tenant of shared corporate offices, charged rent of $6,000 and overhead recoveries of $7,500 to companies related due to common Directors and management. The Directors and members of management involved in these transactions were as follows:

> a. Peter Mordaunt
> b. Steven Brunelle
> c. J. Terrence Flanagan

The companies that the above individuals are involved with simply pay Corner Bay Silver a portion of the monthly rental payment and associated overhead. This arrangement terminated in September 2001.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Item 8. Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement. The audit report of PricewaterhouseCoopers LLP, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 9. Offer and Listing of Securities

As of 6/30/2002, the authorized capital of the Company was an unlimited number of common shares without par value and there were 19,176,109 common shares issued and outstanding.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the "Company Act" of Ontario. Unless the "Company Act" or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Ontario Company Act contain provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. Transferring the Company's jurisdiction from Ontario to another jurisdiction;
b. Giving financial assistance under certain circumstances;
c. Certain conflicts of interest by Directors;
d. Disposing of all/substantially all of Company's undertakings;
e. Removing Director before expiration of his term of office;
f. Certain alterations of share capital;
g. Changing the Company name;
h. Altering any restrictions on the Company's business; and
i. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Company's common shares began trading on the Toronto Stock Exchange in Toronto, Ontario, Canada, under its former name "Seabright Explorations Inc." on April 1, 1987. The current stock symbol is "BAY". The CUSIP number is #21922F107.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Equity Transfer Services Inc.

On 06/30/02, the shareholders' list for the Company's common shares showed 196 registered shareholders and 19,176,109 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are 1107 holders of record in Canada and 179 holders of record resident in the United States. Refer to discussion below regarding holders of record of the Company's warrants.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 500 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company
is to retain future earnings for use in its operations and the expansion of its business.

Table No. 9 lists the volume of trading and high and low sales prices on the Toronto Stock Exchange for the Company's common shares for the last five full financial years; the two most recent full financial years for each full financial quarter and for the most recent six months: the high and low market prices for each month.

```
                      Table No. 9
                  Toronto Stock Exchange
               Common Shares Trading Activity

                        - Sales -
                     Canadian Dollars
 Period                                  High          Low

 Fiscal Year Ended 06/30/2002            $8.00        $1.25
 Fiscal Year Ended 06/30/2001            $3.00        $1.30
 Fiscal Year Ended 06/30/2000            $3.10        $0.57
 Fiscal Year Ended 06/30/1999            $0.86        $0.13
 Fiscal Year Ended 06/30/1998            $0.55        $0.17

 Quarter Ended 06/30/2002                $8.00        $3.10
 Quarter Ended 03/31/2002                $3.94        $2.35
 Quarter Ended 12/31/2001                $1.40        $2.95
 Quarter Ended 9/30/2001                 $1.75        $1.25

 Quarter Ended 06/30/2001                $1.94        $1.30
 Quarter Ended 03/31/2001                $1.95        $1.27
 Quarter Ended 12/31/2000                $2.50        $1.30
 Quarter Ended 09/30/2000                $3.00        $2.25

 Month Ended   10/30/2002                $3.59        $2.55
 Month Ended   09/31/2002                $4.49        $3.35
 Month Ended   08/31/2002                $4.28        $3.16
 Month Ended   07/30/2002                $5.70        $3.06
 Month Ended   06/31/2002                $8.00        $4.85
 Month Ended   05/30/2002                $7.00        $3.80
```

Table No. 10 lists, as of 6/30/2002 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

                      Table No. 10
             Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding	Exercise Price		Expiration Date of Share Purchase Warrants
			First Year	Second Year	
		None			

Debt Securities to be Registered. Not applicable.
American Depository Receipts. Not applicable.
Other Securities to be Registered. Not applicable

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10. Additional Information

The Company has financed its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options. Private placements included:

Fiscal 1998:   2,016,250 Special Warrants at $0.64 raising $977,531 (net).

Fiscal 1999:   1,090,908 units at $0.55 raising $595,191 (net).

Fiscal 2000:   596,540 common shares at $1.30 raising $773,976 (net), 400,000 common shares at $3.00 raising $1,198,435 (net).

Fiscal 2001   3,666,667 units at $1.50 raising $5,500,000 (gross).

Fiscal 2002   1,830,000 common shares at $2.50 raising 4,575,000 (net).

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange and the Ontario Securities Commission.

Stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with Toronto Stock Exchange guidelines and reflect the average closing price of the Registrant's common shares immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.10 exercise price per share; and the maximum term of each stock option may not exceed five years.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 06/30/2002, as well as the number of options granted to Directors and all employees as a group.

```
                        Table No. 11
                   Stock Options Outstanding
```

Name	Number of Shares of Common Stock	CDN$ Exer. Price	Expiration Date
Peter Mordaunt, President & Chairman	350,000	$2.65	12/20/02
	130,000	$3.00	6/30/03
	100,000	$1.75	10/02/04
Steven S. Brunelle, Vice President & Director	100,000	$2.65	12/20/02
	150,000	$3.00	6/30/03
	100,000	$1.75	10/02/04
J. Terrence Flanagan, Director	40,000	$2.65	12/20/02
	320,000	$3.00	6/30/03
	40,000	$1.75	10/04/04
Frank J. Nolan, Director	40,000	$3.00	6/30/03
	40,000	$1.75	10/04/04
Margaret Reed, Former Corporate Secretary	10,000	$2.65	12/20/04
	20,000	$3.00	6/30/03
William A.Faust, Vice President, Operations	60,000	$3.00	02/28/04
Edward J. Badida Vice President, Finance	100,000	$1.75	10/04/04
Michel Blouin Director	40,000	$1.80	12/12/04
Total Officers and/or Directors (8 persons)	1,640,000		
Total Officers/Directors/Employees	**1,640,000**		

Memorandum and Articles of Association

The objects and purposes of the Company can be found on page 2 of the Articles and are as follows:

(a) to prospect and explore for mines and minerals and to carry on the business of mining in all its branches; to purchase, hold, lease, acquire and sell mines, minerals and mining and other rights, easements and privileges; to mine, quarry, get, work, mill and prepare for sale by any process all or any minerals or metallic products and ores; to manufacture products and by-products therefrom; to smelt such ores and other metallic substances; and to trade in the products of such mines and manufacture; (ii) to carry on all the operations by which the soil, earth, rocks and stones may, for the purposes of extracting any minerals whatsoever, be mined, dug, raised, washed, cradled, smelted, refined, crushed or treated in any manner; to render such minerals merchantable by any means whatsoever, and to sell or otherwise dispose thereof;

(b) to acquire, own, lease, prospect for, open, explore, survey, develop., work, improve, maintain, and manage either for its own account or others, mines, petroleums and natural gas wells, permits, concessions, reservations and lands believed to contain or to be capable of containing and producing minerals, petroleum and natural gas, and, either for its own account or for others, to drill for, search for, win, get, pump, assay, refine, distill, analyze, manufacture, treat and prepare for market, store, transport, sell, buy, exchange and otherwise deal in minerals, petroleum and natural gas and components and by-products thereof;

(c) to take, acquire and hold as consideration for ores, metals or minerals, including oil and gas, sold or otherwise disposed of or for goods supplied or for work done by contract or otherwise, shares, debentures or other securities of or in any other company and to sell and otherwise dispose of the same.

A director's power to vote on a proposal, arrangement or contract in which the director is materially interested and the director's power, in the absence of an independent quorum to vote compensation to themselves or any members of their body is stated in Section 4.18 of the By-Laws as follows:

CONFLICT OF INTEREST- A director or officer who is a party to, or who is a director or officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

There is no age limit requirement for director's retirement.

Section 4.02 states the qualifications of a director:

QUALIFICATION- No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians. At least two directors shall not be officers or employees of the Corporation or its affiliates.

SPECIAL RIGHTS, PRIVLEGES, RESTRICTIONS AND
CONDITIONS ATTACHING TO EACH CLASS OF SHARES

    (I)   DIVIDENDS

          (A)   Subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to which any series of Preferred shares, the Directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

(II)   <u>REPAYMENT OF CAPITAL</u>

      (A)   On the winding-up, liquidation or dissolution of the Corporation or upon the happening of any other event giving rise to a distribution of the Corporation's assets other than by way of dividend amongst its Shareholders for the purposes of winding-up its affairs (any such occurrence is hereafter called "Winding-Up"), subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to attach to any series of Preferred shares, the holders of all shares shall be entitled to participate pari passu.

(III)   VOTING RIGHTS AND RESTRICTIONS

      (A)   Common shares. At all meetings of Shareholders of the Corporation, each holder of Common shares shall be entitles to one (1) vote for each Common share held.

RESTRICTIONS IF ANY ON SHARE TRANSFERS:

No share of the Corporation shall be transferred without the approval of the Board of Directors evidenced by a Directors Resolution.

Shareholders have no specified rights to share in the profits of the Company and there are no sinking fund provisions or shareholder liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company's stock can only be altered by a Special Shareholders' meeting.

Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Section Ten of the Company's By-Laws. These rules are summarized as follows:

The annual meeting of shareholders shall be held at such time in each year at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting.

Meetings of the shareholders shall be held at the registered office of the Company or elsewhere in the municipality in which the registered office is situated or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

The board, the chairman of the board or the president shall have power to call a special meeting of the shareholders at any time.

There are no limitations on the rights to own securities.

There are no provisions of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company's common stock.

Material Contracts

The Company considers the following as material contracts which have been entered into by the Company and its subsidiaries, which are currently in effect:

1. Compensation Contracts: The Company has two compensation contracts, dated April 30, 1999 with two executive officers – Peter Mordaunt, Chairman and President and Steven Brunelle, Vice President, that stipulate that if the executive officer is terminated without cause, the Company is required to pay the officer twice his annual remuneration. In the event that there is a fundamental change with respect to the Company and the officer is terminated or resigns at any time within six months following such change, the Company shall pay the officer three times his annual remuneration.
2. A Company subsidiary entered into an agreement dated September 2, 1997 and amended February 17, 1999 with Alfredo and Robert Duran Viramontes whereby the Company could earn a 100% interest in the Alamo Ocho concession by completing a series of semi-annual payments totaling US$800,000. In July 2002, the Company purchased outright the concession by paying the remaining option payments in a final lump sum payment of US$300,000.
3. The Company had entered into an employment contract dated February 14, 2001 with an officer, William Faust, that stipulates that if the office is terminated without cause, the Company is required to pay the officer twice his annual remuneration.

EXCHANGE CONTROLS AND OTHER LIMITATIONS
AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The *Investment Canada Act* (the "*IC Ac*t") governs acquisitions of Canadian business by a non-Canadian person or entity. The *IC Act* requires a non-Canadian (as defined in the *IC Ac*t) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The *IC Act* provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the *IC Act* to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the *IC Act* are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the *IC Act* are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the *IC Act*: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the *IC Act*.

However, under the *IC Ac*t, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the *IC Ac*t, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the *IC Act* provides for formal notification under the *IC Act* of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company's opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or "ITA")and the Canada-United States Tax Convention (the "Tax Convention") as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES
Disposition of Common Stock.

The summary below is restricted to the case of a holder (a "Holder") of one or more common shares ("Common Shares") who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm's length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000 and before October 18, 2000 and one half after October 18, 2000) of the capital gain ("taxable capital gain") in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss ("allowable capital loss") arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder's United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.

Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S.

Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company's gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a "foreign personal holding company". However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation's tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was "controlled") attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder's federal income tax liability.

Filing of Information Returns.   Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Item 11. Disclosures about Market Risk

Not Applicable

Item 12. Description of Other Securities

Not Applicable

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Part III

Item 17. Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in a footnote to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of PricewaterhouseCoopers LLP, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19. Exhibits

(A1) The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The report of PricewaterhouseCoopers LLP, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditors' Report, dated September 6, 2002.

Consolidated Balance Sheets at June 30, 2002 and June 30, 2001

Consolidated Statements of Operations and Deficit for the Years ended June 30, 2002; June 30, 2001; and, June 30, 2000

Consolidated Statements of Cash Flows for the Years ended June 30, 2002; June 30, 2001; and, June 30, 2000.

Notes to Consolidated Financial Statements

Certifications required by Section 302 of Sarbanes-Oxley Act of 2002 and SEC Rule 33-8124

(B) Exhibits

1. Certificate of Incorporation, Certificates of Name change, Articles of Incorporation and By-Laws – Incorporated by reference to Form 20-F and Form 6-K's.
2. Instruments defining the rights of holders of the securities being registered, See Exhibit Number 1
3. Voting Trust Agreements – Incorporated by reference to Form 20-F and Form 6-K's
4. Material Contracts – None
5. List of foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – Incorporated by reference to Form 20-F and Form 6-K's
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statement filed in registration statements for initial public offerings of securities – N/A
10. Other Documents – Incorporated by reference to Form 20-F and form 6-K's

SIGNATURE PAGE   page 98

 

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Annual Report on Form 20-F of Corner Bay Silver Inc., of our report dated September 6, 2002, which appears in the 2002 Annual Report to Shareholders.

signed: PricewaterhouseCoopers LLP

Chartered Accountants

Corner Bay Silver Inc.
An exploration stage entity

Consolidated Financial Statements
June 30, 2002 and 2001
(expressed in Canadian dollars)

September 6, 2002

Independent Auditors' Report

**To the Shareholders of
Corner Bay Silver Inc.**

We have audited the consolidated balance sheets of **Corner Bay Silver Inc.** as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Ontario

Comments by Auditors for U.S. readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated September 6, 2002 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the financial statements.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Toronto, Ontario

Corner Bay Silver Inc.

An exploration stage entity
Consolidated Balance Sheets
As at June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

	2002 $	2001 $
Assets		
Current assets		
Cash	5,323,564	4,022,422
Receivables	197,673	176,912
Prepaid expenses and deposits	16,887	27,389
	5,538,124	4,226,723
Deposits - reclamation bonds	30,000	30,000
Investment - quoted market value of $nil (2001 - $61,933) (note 8)	-	43,353
Deferred exploration expenditure (note 3)	7,705,865	4,551,072
Property, plant and equipment (note 4)	3,896,461	96,870
	17,170,450	8,948,018
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	316,914	387,963
Shareholders' Equity		
Capital stock (note 5)	24,314,504	14,813,154
Contributed surplus	537,005	537,005
Deficit	(7,997,973)	(6,790,104)
	16,853,536	8,560,055
	17,170,450	8,948,018

Nature of operations and going concern (note 1)

Commitments (note 10)

Approved by the Board of Directors

(signed) J. Terrance Flanagan   Director   **(signed) Steve Brunelle**   Director

The accompanying notes form an integral part of these consolidated financial statements.

Corner Bay Silver Inc.

An exploration stage entity
Consolidated Statements of Operations and Deficit
For the three-year period ended June 30, 2002

(expressed in Canadian dollars, unless otherwise stated)

	2002 $	2001 $	2000 $
Other income			
Interest	94,013	127,474	48,611
Other	201,831	97,500	64,900
	295,844	224,974	113,511
Other expenses			
General and administrative	1,467,007	798,073	521,338
Amortization	-	25,312	19,251
	1,467,007	823,385	540,589
Gain on disposal of assets	-	-	(14,465)
Gain on disposal of investment	(5,805)	-	-
Writedown of investment	-	-	22,606
Write-off of property, plant and equipment	42,511	95,833	-
Write-off of deferred exploration expenditure	-	373,627	1,088,239
	1,503,713	1,292,845	1,636,969
Loss for the year	(1,207,869)	(1,067,871)	(1,523,458)
Deficit - Beginning of year	(6,790,104)	(5,722,233)	(4,198,775)
Deficit - End of year	(7,997,973)	(6,790,104)	(5,722,233)
Basic loss per share	(0.07)	(0.08)	(0.14)
Weighted average number of shares outstanding	16,697,807	13,912,182	10,760,945

The accompanying notes form an integral part of these consolidated financial statements.

Corner Bay Silver Inc.

An exploration stage entity
Consolidated Statements of Cash Flows
For the three-year period ended June 30, 2002

(expressed in Canadian dollars, unless otherwise stated)

	2002 $	2001 $	2000 $
Cash provided by (used in)			
Operating activities			
Loss for the year	(1,207,869)	(1,067,871)	(1,523,458)
Write-off of deferred exploration expenditure	-	373,627	1,088,239
Writedown of investment	-	-	22,606
Amortization	-	25,312	19,251
Write-off of property, plant and equipment	42,511	95,833	-
Gain on disposal of investment	(5,805)	-	-
Gain on disposal of assets	-	-	(14,465)
	(1,171,163)	(573,099)	(407,827)
Net (increase) decrease in non-cash working capital balances related to operations (note 11)	(81,308)	82,054	237,610
	(1,252,471)	(491,045)	(170,217)
Investing activities			
Deferred exploration expenditure and property, plant and equipment			
Expenditures	(3,147,522)	(1,460,057)	(2,185,566)
Option receipts	-	5,975	25,000
Proceeds on disposal of assets	-	-	28,057
Proceeds on disposal of investment	49,158	-	73,486
Purchase of assets under construction	(400,000)	-	-
Purchase of equipment	(6,873)	-	-
	(3,505,237)	(1,454,082)	(2,059,023)
Financing activities			
Issue of common shares	6,058,850	5,038,397	2,499,391
Increase in cash during the year	1,301,142	3,093,270	270,151
Cash - Beginning of year	4,022,422	929,152	659,001
Cash - End of year	5,323,564	4,022,422	929,152

Supplemental cash flow information (note 11)

The accompanying notes form an integral part of these consolidated financial statements.

Corner Bay Silver Inc.
An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

1   Nature of operations and going concern

The Company is in the process of exploring its mineral properties and is establishing the amount of ore reserves that are economically recoverable from the Mexico property. The recoverability of amounts shown for these properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the financing necessary to complete the development of the properties, and future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material writedowns of the carrying amounts of deferred exploration expenditure.

2   Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Corner Bay Resources Inc. and Pan MacKenzie Resources Inc. (including its wholly owned subsidiary Minera Corner Bay S.A. de C.V.).

Deferred exploration expenditure

The deferred exploration expenditure is recorded at cost, net of incidental revenues generated from the particular properties. These net costs are deferred until the properties to which they relate are placed into production, sold or abandoned. The costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled, "Enterprises in the Development Stage" (AcG 11), and subsequently, on March 12, 2002, issued Emerging Issues Committee (EIC) 126 "Accounting by Mining Enterprises for Exploration Costs." These guidelines address three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to their issuance, development stage entities were exempt from following certain aspects of Canadian generally accepted accounting principles (GAAP). EIC 126 and AcG 11 require that all companies account for transactions based on the underlying characteristics of the transactions rather than the maturity of the enterprise. In addition, EIC 126 and AcG 11 require specific disclosure of information by development stage companies. These guidelines were effective for fiscal periods beginning on or after April 1, 2000, which affects the Company's fiscal years ended on or after June 30, 2001.

EIC 126 and AcG 11 affect mining companies with respect to the deferral of exploration costs. The appropriate accounting guidance is contained in Section 3061, "Property, Plant and Equipment" of the CICA handbook which permits, but does not require, exploration costs to be capitalized as part of a mining property, if the Company considers that such costs have the characteristics of property, plant and equipment. Under this view,

Corner Bay Silver Inc.

An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

deferred exploration expenditure would not automatically be subject to regular assessment of recoverability, unless conditions such as those discussed in EIC 126 and AcG 11 exist.

There would need to be an assessment of deferred exploration expenditure. Assessment of the probability of recoverability of deferred exploration expenditure from future operations will require the preparation of a projection based on objective evidence of economic reserves such as a feasibility study.

The status of the Company's operations is such that, like most mining companies in the exploration stage, it would not be practicable to obtain a feasibility study or provide other information that could be used to support capitalization of deferred exploration expenditure under the alternative view.

EIC 126 and AcG 11 did not have a significant impact on the Company's consolidated financial statements.

Property, plant and equipment

Land and exploration equipment are recorded at cost. Exploration equipment is amortized on a reducing balance basis at various rates from 14% to 33%. Amortization relating to equipment used on the mineral properties is capitalized as part of the deferred exploration expenditure balance.

Assets under construction

Assets under construction consist of equipment to be commissioned at the Mexico property site. The assets will be included as part of the equipment balance once refurbished and transferred to the site. These assets are not being amortized, as they are not currently ready for use.

Financial instruments

The carrying amounts of cash, receivables, prepaid expenses and deposits, accounts payable and accrued liabilities approximate the fair values of those financial instruments due to the short-term maturities of such instruments. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions.

Income taxes

The provision for future income taxes is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory income tax rates applicable to future years to differences between the financial statements' carrying amounts and the income tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes is not, more likely than not, to be realized.

Stock-based compensation plan

The Company has one stock option plan, which is described in note 5. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid on exercise of stock options or purchase of stock is credited to capital stock.

Corner Bay Silver Inc.

An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares that are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average number of shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

During the year ended June 30, 2001, the Company changed its method of accounting for earnings per share to comply with the revised standard issued by the CICA handbook, Section 3500, "Earnings per share." There was no difference between the loss per share calculated under the new standard and the amount that would have been calculated using the previous standard.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting period. Actual results could differ from these estimates.

Translation of foreign currencies

As the Company considers all of its foreign operations to be fully integrated, all items denominated in foreign currencies have been translated using the temporal method. Under this method, monetary assets and liabilities and non-monetary items carried at market values are translated at the year-end exchange rate. Other non-monetary items and revenue and expenses are translated at approximate rates in effect at the dates of the transactions, except depletion and amortization, which are translated at the same rates as the related assets.

Corner Bay Silver Inc.
An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

3   Deferred exploration expenditure

	Mexico $	Maritimes $	Chibou-gamau $	Total $
Balance - June 30, 1999	1,018,492	401,611	1,097,825	2,517,928
Expenditures	2,114,901	1,411	-	2,116,312
Option receipts	-	(25,000)	(9,586)	(34,586)
Writedown	-	-	(1,088,239)	(1,088,239)
Balance - June 30, 2000	3,133,393	378,022	-	3,511,415
Expenditures	1,388,451	1,580	-	1,390,031
Option receipts	-	(5,975)	-	(5,975)
Amortization of equipment capitalized	29,228	-	-	29,228
Writedown	-	(373,627)	-	(373,627)
Balance - June 30, 2001	4,551,072	-	-	4,551,072
Expenditures	3,147,522	-	-	3,147,522
Amortization of equipment capitalized	7,271	-	-	7,271
Balance - June 30, 2002	7,705,865	-	-	7,705,865

The Alamo Dorado silver/gold property is located in the northwestern state of Sonora, Mexico. Paved roads connect the state capital of Hermosillo to the town of Alamos, which is 67 kilometres northwest of the Alamo Dorado Project.

The 5,369 hectare property consists of the 504 hectare Alamo Ocho concession held under option by the Company, and the 4,865 hectare Alamo Dorado concession, which is owned 100% by the Company and surrounds the Alamo Ocho concession. The Company can earn a 100% interest in Alamo Ocho by paying US$800,000 over six years. Payments are made semi-annually, of which US$450,000 was paid to June 30, 2002 (2001 - $325,000; 2000 - $nil).

During the year, the Company incurred $131,147 (2001 and 2000 - $nil) in rental payments, and is committed to annual rental payments of $114,150.

Corner Bay Silver Inc.

An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

4 Property, plant and equipment

	2002			2001		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Equipment	68,683	14,722	53,961	129,415	32,545	96,870
Assets under construction	3,842,500	-	3,842,500	-	-	-
	3,911,183	14,722	3,896,461	129,415	32,545	96,870

	2000		
	Cost $	Accumulated amortization $	Net $
Equipment	239,640	62,423	177,217
Assets under construction	-	-	-
	239,640	62,423	177,217

During the year ended June 30, 2002, the Company wrote off $42,511 (2001 - $95,833; 2000 - $nil) of property, plant and equipment.

5 Capital stock

Authorized

Unlimited number of common shares, without nominal or par value

Corner Bay Silver Inc.

An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

Issued and outstanding - common shares

	Number of shares outstanding	Net proceeds $
Balance - June 30, 1999	9,899,115	7,275,366
Shares issued for cash in private placement		
September 21, 1999	596,540	773,976
December 20, 1999	400,000	1,198,435
Warrants exercised for cash during the year	545,454	409,080
Options exercised for cash during the year	393,000	117,900
Balance - June 30, 2000	11,834,109	9,774,757
Shares issued in prospectus offering - December 14, 2000	3,666,667	4,978,397
Options exercised for cash during the year	200,000	60,000
Balance - June 30, 2001	15,700,776	14,813,154
Shares issued for cash in private placement - February 19, 2002	1,830,000	4,575,000
Warrants exercised for cash during the year	183,333	275,000
Options exercised for cash during the year	612,000	1,208,850
Shares issued for assets under construction purchased		
June 18, 2002 (note 11)	850,000	3,442,500
Balance - June 30, 2002	19,176,109	24,314,504

On September 21, 1999, the Company completed a private placement of 596,540 shares at a price of $1.30 per share.

On December 20, 1999, the Company completed a private placement of 400,000 units. Each unit consists of one common share at $3.00 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at a price of $4.00 per common share at anytime until December 20, 2001. Effective December 20, 2001, all options that had not been exercised prior to this date expired.

On December 14, 2000, the Company publicly offered 3,666,667 units. Each unit consisted of one common share at $1.50 and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one additional common share at $2.25 per share at anytime until December 14, 2001. In connection with the December 14, 2000 offering, the underwriters received 183,333 warrants of the Company. Each warrant entitles the underwriter to purchase one common share for $1.50 at any time until December 14, 2001. Effective December 14, 2001, all warrants that had not been exercised prior to this date expired. Refer to the following warrants table.

On February 19, 2002, the Company completed a private placement of 1,830,000 shares at a price of $2.50 per share.

Corner Bay Silver Inc.

An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

Warrants

	Number of warrants	Weighted average price $
Balance - June 30, 1999	-	-
Issued - December 20, 1999	200,000	4.00
Balance - June 30, 2000	200,000	4.00
Issued - December 14, 2000	2,016,666	2.18
Balance - June 30, 2001	2,216,666	2.34
Expired	(2,033,333)	2.42
Exercised	(183,333)	1.50
Balance - June 30, 2002	-	

Options

On December 15, 1995, the shareholders of the Company approved the amended stock option plan (dated November 1, 1995) (the Plan) which provides for the issuance of 1.0 million stock options under the terms of the Plan. On December 20, 1999 and December 15, 2000, the shareholders approved an amendment to provide for the further issuance of an additional 1.4 and 2.0 million common share options, respectively, under the terms of the Plan.

Under the Plan, the Company provides options to buy common shares of the Company to directors, officers and service providers. The board of directors grants such options for periods of up to ten years at prices not lower than the market price at the date of granting.

No compensation expense is recognized when stock options are issued to employees and directors. All consideration paid by employees from the exercise of stock options or purchase of stock is credited to capital stock.

Compensation expense is recorded when stock options are issued to non-employees and is recognized over the vesting period of the options. Compensation expense is determined as the fair value of the options at the date of grant using an option-pricing model. During the year ended June 30, 2002, no stock options were issued to non-employees.

Corner Bay Silver Inc.

An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

As at June 30, 2002, the Company had outstanding and exercisable stock options as follows:

Number of options	Exercise price $	Expiry date
500,000	2.65	12/20/02
660,000	3.00	06/30/03
380,000	1.75	10/02/04
40,000	1.80	12/12/04
60,000	3.00	02/28/05

	2002		2001		2000	
	Number of options	Weighted average price $	Number of options	Weighted average price $	Number of options	Weighted average price $
Outstanding - Beginning of year	1,607,000	2.60	1,707,000	2.3	700,000	0.3
Granted	645,000	1.95	100,000	1.7	1,400,000	2.8
Exercised	(612,000)	1.98	(200,000)	0.3	(393,000)	0.3
Outstanding - End of year	1,640,000	2.57	1,607,000	2.6	1,707,000	2.3

6 Income taxes

The Company has non-capital loss carry-forwards of approximately $2.5 million available to reduce future taxable income. These losses will expire between 2003 and 2009. In addition, the Company has approximately $7.3 million in unclaimed exploration and development expenses in Canada. No recognition is given in these consolidated financial statements to any potential benefit from the utilization of these non-capital losses or unclaimed exploration and development expenses.

7 Related party transactions

Certain geological, consulting and corporate services were provided to the Company and its subsidiaries by seven directors and/or officers, and/or companies controlled by directors and/or officers. The cost of such services (including salaries) for the year ended June 30, 2002 was $680,213 (2001 - $354,989; 2000 - $230,279). The services provided were at rates similar to those charged to non-related parties.

The Company, as prime tenant of shared corporate offices with the above-mentioned related party companies, charged rent of $6,000 for the year ended June 30, 2002 (2001 - $51,400; 2000 - $46,800) and had overhead recoveries of $7,500 for the year ended June 30, 2002 (2001 - $97,575; 2000 - $71,913).

Corner Bay Silver Inc.

An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

8 Investment

As at June 30, 2002, the Company held nil (2001 - 309,665; 2000 - 309,665) shares of MSV Resources Inc. The investment was disposed of during the year.

9 Segmented information

Working capital balances are retained in Canada and principal property balances are located as described in note 3.

10 Commitments

The Company leases office space under leases expiring November 30, 2004. Future minimum lease payments are as follows:

	$
Year ended June 30	
2003	69,660
2004	69,660
2005	29,025
	168,345

11 Supplemental cash flow information

During the fiscal years ended June 30, 2002, 2001 and 2000, the Company paid no income taxes or interest.

Net (increase) decrease in non-cash working capital balances related to operations:

	2002 $	2001 $	2000 $
Receivables	(20,761)	(17,438)	32,625
Prepaid expenses and deposits	10,502	(1,452)	(21,502)
Accounts payable and accrued liabilities	(71,049)	100,944	226,487
	(81,308)	82,054	237,610

On June 18, 2002, assets under construction were acquired for $3,442,500, through issuance of common shares (note 5). The purchase price was based on the value of the common shares.

Corner Bay Silver Inc.

An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

12 Acquisition of Company by Pan American Silver Corp.

On May 21, 2002 the Company and Pan American Silver Corp. (Pan American) announced a proposed plan of arrangement whereby Pan American would acquire all of the issued and outstanding shares of the Company. On June 28, 2002, both companies announced amended terms to the proposed plan of arrangement. The amended proposal for a plan of arrangement is subject to approval of the shareholders of the Company and Pan American and approval by the Ontario Superior Court of Justice and various regulatory authorities. The shareholders of the Company and Pan American approved the plan of arrangement on September 4 and 5, 2002, respectively. If remaining approvals are obtained and all material covenants are satisfied in a timely fashion, the plan of arrangement would become effective in September 2002.

Under the terms of the amended plan of arrangement, each Corner Bay Silver Inc. common share would be exchanged for 0.3846 of a Pan American common share and 0.1923 of a Pan American common share purchase warrant. Each whole Pan American common share purchase warrant (the Pan American Warrant) provides the holder with the rights to purchased a Pan American common share for CAN$12 for a five-year period after the effective date of the plan of arrangement. The Pan American Warrants will, subject to regulatory approval, be listed for trading on the Toronto Stock Exchange.

13 Subsequent events

In July 2002, the principal mineral concession, which hosts the Alamo Dorado concession, was purchased outright from the concession owners by paying the remaining option payments in a final lump sum payment of US$345,000 (US$300,000 plus Impuesto Al Valor Agregado (IVA) taxes).

14 Comparatives

Certain prior year's comparative numbers have been restated to reflect the current year's presentation.

Corner Bay Silver Inc.

An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

15 Difference between Canadian and United States Generally Accepted Accounting Principles (GAAP)

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of these principal measurement differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

Consolidated statement of operations

	2002 $	2001 $	2000 $
Loss for the year reported under Canadian GAAP	(1,207,869)	(1,067,871)	(1,523,458)
Exploration expenses adjustment (a)	(3,154,793)	(1,039,657)	(993,487)
Loss for the year reported under U.S. GAAP	(4,362,662)	(2,107,528)	(2,516,945)

a) In accordance with U.S. GAAP, the Company would be required to charge all costs of deferred exploration expenditure to earnings as operating expenses as incurred until proven economic reserves are established. As a result of accounting for these expenditures in this manner, loss for the year would be increased by $3,154,793 in the year ended June 39, 2002, by $1,039,657 in the year ended June 30, 2001 and $993,487 in the year ended June 30, 2000.

b) The Company accounts for its share options using the intrinsic value method, which in the Company's circumstances does not result in amounts different from the amounts that would be determined under the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations. Accordingly, no compensation expense for its share option plan has been recognized or recorded in the consolidated statements of operations and deficit for any of the years presented. A company that does not adopt the fair value method must disclose the cost of stock compensation awards at their fair value at the date the award is granted. The fair value of the Company's options that were granted in 2002 was $447,952 (2001 - $37,605; 2000 - $878,747). The fair value for 2002 was estimated using the Black-Scholes model with assumptions of a three-year expected term volatility ranging from 50% to 56% and interest rates from 3.75% to 4.04%. The fair value for 2001 and 2000 was estimated using the Black-Scholes model with assumptions of a two-year expected term, 60% volatility and interest rates ranging from 6.0% to 6.5%.

Basic loss per share

	2002 $	2001 $	2000 $
Loss for the year reported under U.S. GAAP	(4,362,662)	(2,107,528)	(2,516,945)
Weighted average number of common shares outstanding	16,697,807	13,912,182	10,760,945
Loss per share under U.S. GAAP	(0.26)	(0.15)	(0.23)

Corner Bay Silver Inc.

An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

Consolidated statements of comprehensive loss

	2002 $	2001 $	2000 $
Loss for the year reported under U.S. GAAP	(4,362,662)	(2,107,528)	(2,516,945)
Other comprehensive earnings - net of income taxes			
Unrealized gain on marketable securities	-	18,580	9,290
Realized (gain) loss on sale of marketable securities	(18,580)	-	33,948
Writedown to fair value	-	-	22,606
Comprehensive loss for the year	(4,381,242)	(2,088,948)	(2,451,101)

The consolidated statements of comprehensive loss provide a measure of all changes in equity of the Company that resulted from transactions, other than those with shareholders, and other economic events that occurred during the year.

Under U.S. GAAP, the Company's holdings of marketable securities with quoted market values would be marked to market with the resulting unrealized gain or loss being taken to the consolidated statement of comprehensive loss in the relevant year.

Consolidated statements of cash flows

The following summarizes the cash flow amounts in accordance with U.S. GAAP:

	2002 $	2001 $	2000 $
Operating activities	(4,399,993)	(1,900,413)	(2,258,579)
Investing activities	(357,715)	(44,714)	29,339
Financing activities	6,058,850	5,038,397	2,499,391
Opening cash and cash equivalents	4,022,422	929,152	659,001
Closing cash and cash equivalents	5,323,564	4,022,422	929,152

Corner Bay Silver Inc.

An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

Consolidated balance sheets

The following summarizes the consolidated balance sheet amounts in accordance with U.S. GAAP where they are different from the amounts reported under Canadian GAAP.

	2002		2001	
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Investments	-	-	43,353	61,933
Deferred exploration expenditure	7,705,865	-	4,551,072	-
Deficit	(7,997,973)	(15,703,838)	(6,790,104)	(11,341,176)
Cumulative comprehensive other income	-	-	-	18,580

New standards for U.S. GAAP

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." This new standard features new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the consolidated balance sheets upon adoption. SFAS No. 142 will be adopted on July 1, 2002.

Also issued in June 2001 was SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt this standard on July 1, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB 30, and also amends APB 51. This statement will require one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. The Company is analyzing the impact of SFAS No. 144 and will adopt this standard on July 1, 2002.

Effective July 1, 2002, the Company will adopt, for United States reporting purposes, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002." This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease

Corner Bay Silver Inc.

An exploration stage entity
Notes to Consolidated Financial Statements
June 30, 2002 and 2001

(expressed in Canadian dollars, unless otherwise stated)

modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The adoption of the new standard is not currently expected to have a significant impact on the Company's results of operations or financial position.

Financial Accounting Standards Board (FASB)

On July 30, 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of the new standard is not currently expected to have a significant impact on the Company's result of operations or financial position.

New standards for Canadian GAAP

The CICA approved a new handbook Section 3062, "Goodwill and Other Intangible Assets," which will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangible assets will no longer be amortized. Intangible assets with definite lives will continue to be amortized over their useful lives. The new section is consistent with those recently approved by the FASB (SFAS No. 142). The adoption of this new standard is not expected to have any material effect on the Company's financial position, results of operations or cash flows. Section 3026 will be adopted on July 1, 2002.

Certification required by Section 302 of Sarbanes-Oxley Act of 2002 and SEC Rule 33-8124

CERTIFICATION

I, Peter Mordaunt, certify that:

1. I have reviewed this annual report on Form 20-F of [identify registrant];

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 13, 2002

Signed: Peter Mordaunt

Peter Mordaunt
Chairman & President

Certification required by Section 302 of Sarbanes-Oxley Act of 2002 and SEC Rule 33-8124

CERTIFICATION

I, Edward J. Badida, certify that:

1. I have reviewed this annual report on Form 20-F of [identify registrant];

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 13, 2002

Signed: Edward J. Badida

Edward J Badida
Vice President, Finance

Certification required by Section 302 of Sarbanes-Oxley Act of 2002 and SEC Rule 33-8124

CERTIFICATION

I, Steven Brunelle, certify that:

1. I have reviewed this annual report on Form 20-F of [identify registrant];

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 13, 2002

Signed: Steven Brunelle

Steven Brunelle
Vice President

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registrant Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CORNER BAY SILVER INC.
Registrant

Dated:_____   By:/s/Steven Brunelle, Vice President